UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2021
Commission File Number
001-33098

Mizuho Financial Group, Inc.
(Translation of registrant’s name into English)

5-5,
Otemachi
1-chome
Chiyoda-ku,
Tokyo
100-8176
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.    Form
20-F  ☒    Form
40-F  ☐
Indicate by check mark if the registrant is submitting th
e
 Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

This report on Form
6-K
shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form
F-3
(File
No. 333-233354)
and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

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101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

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101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2021, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 27, 2021

Mizuho Financial Group, Inc.

By:	/s/ Tatsufumi Sakai
Name:	Tatsufumi Sakai
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments
The following is a summary of significant business developments since March 31, 2021 relating to Mizuho Financial Group, Inc.
Operating Environment
As to the recent economic environment, the global economy has been on a recovery track. However, the spread of
COVID-19
variants and supply constraints on semiconductors are putting a strain on the recovery.
In Japan, although the economy has continued to recover, challenges remain due to the intermittent restrictions on economic activities in response to the spread of
COVID-19.
The rise in the rate of unemployment and the number of corporate bankruptcies have been restrained, partly because of the policy measures taken by the Japanese government and the Bank of Japan. However, consumption in the service industry remains weak amid fears for a resurgence of
COVID-19
variants, which together with the adverse impact of supply constraints, has been a weight on the economic recovery.
In the United States, although the recovery in employment statistics has been slow due to factors including the spread of
COVID-19,
labor supply has been improving gradually. The Federal Reserve Board (“FRB”) has continued monetary easing, but in light of the recent economic recovery, the Federal Open Market Committee (“FOMC”) indicated in September that it will begin reducing asset purchases by the end of this year, signaling a change to its easing policy. While additional large-scale economic stimulus measures can be expected to boost the economy, there are still concerns over inflation caused by supply constraints that could depress consumption. The economy still faces uncertainty.
In Europe, the economy has recovered as economic activities resume in major countries. The European Central Bank (“ECB”) has maintained monetary easing, but in light of the recent economic recovery, it appears to be re-evaluating
this position. In September, the Governing Council of ECB decided to slow its asset purchases under the Pandemic Emergency Purchase Program (“PEPP”). While further loosening of restrictions on economic activities can be expected, considering the spread of
COVID-19
variants and the adverse impact of supply constraints, concerns remain over the economic recovery.
In Asia, although private demand in China has continued to recover, there are concerns about the impact of the turmoil in its real estate market. In addition, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and security.
In emerging countries, the spread of
COVID-19
variants has been putting pressure on the economy. In addition, the tightening of restrictions on economic activities in some countries has led to supply constraints, which adversely affected other countries. Countries highly dependent on natural resources and tourism and countries that have little capacity for fiscal stimulus or high levels of public debt continue to experience the adverse economic impact.
As for the future outlook of the global economy, continual gradual recovery is expected, supported by the increasing vaccination rate as well as monetary easing and fiscal stimulus measures implemented by governments around the world. However, due to the spread of
COVID-19
variants and the declining effectiveness of vaccinations, there are concerns that constraints on economic activities will continue, leading to a fall in demand due to worsening unemployment and income declines. As for the Japanese economy, there is a possibility that the economic slump will continue for a long period, with a large cumulative negative impact.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.2% in the third quarter of calendar year 2021. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased in the second and third quarters of calendar year 2019, decreased consecutively from the fourth quarter of calendar year 2019 through the first quarter of calendar year 2021, and increased in the second and third quarters of calendar year 2021.

•
In September 2016, the Bank of Japan decided to introduce “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate,” aiming that the observed consumer price index exceeds the price stability target of 2% and stays above the target in a stable manner. Under the new policy framework, the Bank of Japan decided to set the guideline for market operations under which, regarding short-term interest rates, the Bank of Japan will apply a negative interest rate of minus 0.1% to certain excess balances in current accounts held by financial institutions at the Bank of Japan, while for long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the Bank of Japan decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates, and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of 10-year Japanese government bonds could move upward and downward from around 0% to some extent mainly depending on developments in economic activity and prices. In October 2019, the Bank of Japan decided on a new forward guidance for policy rates, in respect of which, the Bank of Japan stated its expectation that short-term and long-term interest rates will remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the Bank of Japan judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and the U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the Bank of Japan judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.095% as of March 31, 2021 and decreased to 0.072% as of September 30, 2021. Thereafter, the yield decreased further to 0.061% as of November 30, 2021.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 0.9% to ¥29,452.66 as of September 30, 2021 compared to March 31, 2021. Thereafter, the Nikkei Stock Average decreased to ¥27,821.76 as of November 30, 2021.

•
The yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥110.74 to $1.00 as of March 31, 2021 and weakened to ¥111.88 to $1.00 as of September 30, 2021. Thereafter, the yen weakened further to ¥113.19 to $1.00 as of November 30, 2021.

•
According to Teikoku Databank, a Japanese research institution, there were 3,956 corporate bankruptcies in the six months ended September 30, 2020, involving approximately ¥0.6 trillion in total liabilities, 3,358 corporate bankruptcies in the six months ended March 31, 2021, involving approximately ¥0.6 trillion in total liabilities, and 2,938 corporate bankruptcies in Japan in the six months ended September 30, 2021, involving approximately ¥0.6 trillion in total liabilities.

Developments Relating to Our Capital
All yen figures and percentages in this subsection are truncated.
We revised our capital management policy in May 2021, under which we have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder returns.
In the six months ended September 30, 2021, we strengthened our capital base mainly as a result of earning ¥385.6 billion of profit attributable to owners of parent (under Japanese GAAP).
With respect to redemptions of previously issued securities, we have redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2021, we redeemed ¥230.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2016. As for Tier 2 capital, in September 2021 and October 2021, we redeemed ¥35.0 billion and ¥17.0 billion of unsecured fixed-term subordinated bonds subject to phase-out
arrangements under Basel III issued by Mizuho Bank in September 2011 and October 2011, respectively. In addition, we announced that, in January 2022, we will redeem ¥99.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in January 2017.
Meanwhile, as for new issuances of Tier 2 capital, in September 2021, we issued $1.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through public offerings to overseas wholesale investors.
Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2021 was 12.27%.
Our shareholder return policy is progressive dividends being our principal approach while executing flexible and intermittent share buybacks. As for the dividends, we will decide them based on the steady growth of our stable earnings base, taking 40% of the dividend payout ratio as a guide into consideration. As for share buybacks, we will determine them considering our business results and capital adequacy, our stock price and the opportunities for growth investment. Considering the financial results to date and other relevant factors based on our shareholder return policy, we determined to pay ¥40.0 per share of common stock as the interim cash dividends for the fiscal year ending March 31, 2022, an increase of ¥2.5 per share compared to the ¥37.5 of the previous fiscal year, which reflected the effect of the
1-for-10
share consolidation effective on October 1, 2020.
Developments Relating to Our Business
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even though we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote cross-shareholdings disposal through initiatives to enhance capital efficiency by utilizing in-house
company return on equity as an internal performance indicator. Under Japanese GAAP on an acquisition cost basis, our total Japanese stock portfolio (included within other securities which have readily determinable fair value) as of March 31, 2019 was ¥1,419.8 billion, and we have subsequently reduced such amount by ¥292.3 billion as of September 30, 2021.
Others
Business Improvement Orders and a Corrective Action Order
In September 2021, the Financial Services Agency issued business improvement orders to Mizuho Financial Group and Mizuho Bank in connection with a series of IT system failure incidents that have occurred since February 2021. In October 2021, Mizuho Financial Group and Mizuho Bank each submitted a report to the Financial Services Agency in response to the above orders.

Separately, in November 2021, the Financial Services Agency issued further business improvement orders to Mizuho Financial Group and Mizuho Bank with regard to the above IT system failure incidents and further IT system failure incidents that occurred in September 2021. The order to Mizuho Bank requires it to formulate and implement business improvement plans covering measures to prevent further system failures and specific initiatives to establish a corporate management structure necessary for stable operations of IT systems. The order to Mizuho Financial Group requires it to formulate and implement such improvement plans as the bank holding company.
In November 2021, the Ministry of Finance issued a corrective action order to Mizuho Bank in connection with its failure to adequately perform its confirmation obligations required for banks in connection with certain banking transactions under Article 17 of the Foreign Exchange and Foreign Trade Act of Japan. The order to Mizuho Bank requires it to formulate effective improvement and preventive measures to re-establish
an appropriate internal management structure to fully comply with Article 17 of the said act in respect of economic sanctions such as asset freezes, including audit structure for such internal management structure. In December 2021, Mizuho Bank submitted a report to the Ministry of Finance in response to the above order.
To clarify the responsibility towards the above IT system failure incidents, etc., two senior executive officers and one group executive officer attached to the compliance group of Mizuho Financial Group, including our President & Group CEO and the President & CEO of Mizuho Bank, will resign effective April 1, 2022. Mizuho Financial Group’s Board of Directors will accelerate its efforts to select a successor to the President & Group CEO. We will also implement compensation reductions with respect to certain of our management members.
Taking these administrative actions seriously, Mizuho Financial Group and Mizuho Bank will continue to formulate and implement the business improvement plans and measures so that further similar incidents can be prevented.
Replacement of London Interbank Offered Rate (“LIBOR”)
Many of our products and services refer to benchmark interest rates such as the LIBOR in many currencies, including the U.S. dollar. We also utilize such benchmark interest rates for our own evaluation of financial instruments and various other internal management purposes.
In light of the LIBOR manipulation scandal that surfaced in 2012, many financial authorities around the world have commented on a transition to the risk-free rate as the benchmark interest rate to improve reliability and transparency. In addition, in July 2017, the Chief Executive of the Financial Conduct Authority of the United Kingdom (“FCA”), which regulates LIBOR, announced that the FCA will no longer persuade or compel banks to present rates for the calculation of the LIBOR benchmark after 2021. Later in March 2021, ICE Benchmark Administration Limited (“IBA”), the administrator of LIBOR, announced that it will cease the publication of JPY, GBP, EUR and CHF LIBOR as well as certain USD LIBOR settings immediately after the end of 2021 and cease the publication of the remaining USD LIBOR settings immediately after the end of June 2023. FCA thus announced the formal cessation and loss of representativeness of LIBOR.
We have established a special division tasked to prepare us for the cessation of publication of LIBOR and the shift to a successor interest rate benchmark. We have updated internal systems in preparation for the transition to alternative reference rates, revised our operational procedures in accordance with updates on internal systems, held training sessions for employees to prevent conduct risk, provided explanations to clients for transactions that refer to LIBOR, amended most of our legal documents that refer to LIBOR and have pursued the transition processes to alternative reference rates. As of September 30, 2021, a significant majority of our notional contractual exposure to LIBOR currencies that will cease or become non-representative on December 31, 2021 has been remediated, and we have been continuing to remediate the remaining exposure. We will continue our efforts to remediate the remaining exposure after the end of 2021.
See “Item 3.D. Risk Factors” in our most recent Form 20-F for further information.

Accounting Changes
See note 2 to our consolidated financial statements included elsewhere in this report.
Operating Results
The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,		Increase (decrease)
	2020	2021
	(in billions of yen)
Interest and dividend income	¥772	¥684	¥(88)
Interest expense	271	160	(111)

Net interest income	501	524	23
Provision (credit) for credit losses	61	46	(15)

Net interest income after provision (credit) for credit losses	440	478	38
Noninterest income	1,011	762	(249)
Noninterest expenses	903	857	(46)

Income before income tax expense	548	383	(165)
Income tax expense	138	39	(99)

Net income	410	344	(66)
Less: Net income attributable to noncontrolling interests	94	31	(63)

Net income attributable to MHFG shareholders	¥316	¥313	¥(3)

The following is a discussion of major components of our net income attributable to MHFG shareholders for the six months ended September 30, 2020 and 2021.

Net Interest Income
The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,						Increase (decrease)
	2020			2021
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥42,871	¥22	0.10%	¥48,718	¥26	0.11%	¥5,847	¥4	0.01%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	22,134	24	0.22	19,838	14	0.14	(2,296)	(10)	(0.08)
Trading account assets	19,877	128	1.28	20,425	109	1.07	548	(19)	(0.21)
Investments	25,902	56	0.43	34,083	64	0.38	8,181	8	(0.05)
Loans	91,473	542	1.18	87,449	471	1.07	(4,024)	(71)	(0.11)

Total interest-earning assets	202,257	772	0.76	210,513	684	0.65	8,256	(88)	(0.11)

Deposits	121,268	111	0.18	125,595	35	0.06	4,327	(76)	(0.12)
Short-term borrowings (1)	35,315	46	0.26	37,730	15	0.08	2,415	(31)	(0.18)
Trading account liabilities	2,371	28	2.37	2,627	29	2.16	256	1	(0.21)
Long-term debt	10,148	86	1.68	11,794	81	1.37	1,646	(5)	(0.31)

Total interest-bearing liabilities	169,102	271	0.32	177,746	160	0.18	8,644	(111)	(0.14)

Net	¥33,155	¥501	0.44	¥32,767	¥524	0.47	¥(388)	¥23	0.03

Note:
(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.
Interest and dividend income decreased by ¥88 billion, or 11.4%, from the six months ended September 30, 2020 to ¥684 billion in the six months ended September 30, 2021 due mainly to decreases in interest income from loans and trading account assets. These decreases were due mainly to a fall in foreign average yields. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥81 billion, and the changes in average balances of interest-earning assets contributed to an overall decrease in interest and dividend income of ¥7 billion, resulting in a ¥88 billion decrease in interest and dividend income.
Interest expense decreased by ¥111 billion, or 41.0%, from the six months ended September 30, 2020 to ¥160 billion in the six months ended September 30, 2021 due mainly to decreases in interest expense on deposits and short-term borrowings. These decreases were due mainly to a fall in foreign average rates. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥156 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥45 billion, resulting in a ¥111 billion decrease in interest expense.
As a result of the foregoing, net interest income increased by ¥23 billion, or 4.6%, from the six months ended September 30, 2020 to ¥524 billion in the six months ended September 30, 2021. Average interest rate spread rose by 0.03 percentage points from the six months ended September 30, 2020 to 0.47% in the six months ended September 30, 2021.The rise of the average interest rate spread was due mainly to a decline in the average interest rate on interest-bearing liabilities, which more than offset the effect of a decline in average yield on interest-earning assets.

Provision (credit) for credit losses
Provision for credit losses decreased by ¥15 billion from the six months ended September 30, 2020 to ¥46 billion in the six months ended September 30, 2021.
Noninterest Income
The following table shows a breakdown of noninterest income for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,		Increase (decrease)
	2020	2021
	(in billions of yen)
Fee and commission	¥428	¥475	¥47
Fee and commission from securities-related business	78	89	11
Fee and commission from lending business	80	78	(2)
Fee and commission from trust related business	54	66	12
Fee and commission from asset management business	46	61	15
Fee and commission from remittance business	55	55	—
Fee and commission from agency business	15	19	4
Fee and commission from guarantee related business	16	17	1
Fee and commission from deposits business	7	7	—
Fees for other customer services	77	83	6
Foreign exchange gains (losses)—net	23	22	(1)
Trading account gains (losses)—net	258	83	(175)
Investment gains (losses)—net	266	135	(131)
Debt securities	—	—	—
Equity securities	266	135	(131)
Equity in earnings (losses) of equity method investees—net	6	17	11
Gains on disposal of premises and equipment	7	2	(5)
Other noninterest income	23	28	5

Total noninterest income	¥1,011	¥762	¥(249)

Total noninterest income decreased by ¥249 billion, or 24.6%, from the six months ended September 30, 2020 to ¥762 billion in the six months ended September 30, 2021. The decrease was due mainly to decreases in trading account gains—net of ¥175 billion and investment gains—net of ¥131 billion, offset in part by an increase in fee and commission of ¥47 billion.
Fee and Commission
Fee and commission increased by ¥47 billion, or 11.0%, from the six months ended September 30, 2020 to ¥475 billion in the six months ended September 30, 2021. The increase was due mainly to increases in fee and commission from asset management business of ¥15 billion, fee and commission from trust related business of ¥12 billion and fee and commission from securities-related business of ¥11 billion. The increase in fee and commission from asset management business was due mainly to an increase in fees related to investment trust management at our asset management subsidiary. The increase in fee and commission from trust related business was due mainly to an increase in the sales commissions of beneficial interest in real estate trust of a large corporate customer. The increase in fee and commission from securities-related business was due mainly to relatively favorable market conditions during the six months ended September 30, 2021 compared to the corresponding period in the previous fiscal year.

Trading Account Gains (Losses)—Net
Trading account gains—net decreased by ¥175 billion from the six months ended September 30, 2020 to ¥83 billion in the six months ended September 30, 2021. The decrease was due mainly to a decrease in gains related to changes in the market value of receive-fixed, pay-variable
interest-rate swaps, reflecting a
low-volatility
in interest rates, and a decrease in gains resulting from the absence of the gains of a variable interest entity that was excluded from consolidation for the six months ended September 30, 2021. For further information on the variable interest entities, see note 15 to our consolidated financial statements included elsewhere in this report.
Investment Gains (Losses)—Net
Investment gains—net decreased by ¥131 billion, or 49.2%, from six months ended September 30, 2020 to ¥135 billion in the six months ended September 30, 2021. The decrease was due to a decrease in investment gains related to equity securities.
The decrease in investment gains related to equity securities was due mainly to a decrease in gains related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2021, which mostly reflected the relatively low-volatility
market conditions during the six months ended September 30, 2021 compared to the relatively high-volatility market conditions in the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,		Increase (decrease)
	2020	2021
	(in billions of yen)
Salaries and employee benefits	¥346	¥327	¥(19)
General and administrative expenses	299	294	(5)
Occupancy expenses	93	91	(2)
Fee and commission expenses	93	108	15
Provision (credit) for credit losses on off-balance-sheet instruments	(7)	(5)	2
Other noninterest expenses	79	42	(37)

Total noninterest expenses	¥903	¥857	¥(46)

Noninterest expenses decreased by ¥46 billion, or 5.1%, from the six months ended September 30, 2020 to ¥857 billion in the six months ended September 30, 2021. The decrease was due mainly to decreases in salaries and employee benefits of ¥19 billion, and other noninterest expenses of ¥37 billion, offset in part by an increase in fee and commission expenses of ¥15 billion.
Salaries and employee benefits
Salaries and employee benefits decreased by ¥19 billion, or 5.5%, from the six months ended September 30, 2020 to ¥327 billion in the six months ended September 30, 2021. The decrease was due mainly to streamlining of personnel as part of our structural reforms.

Fee and commission expenses
Fee and commission expenses increased by ¥15 billion, or 16.1%, from the six months ended September 30, 2020 to ¥108 billion in the six months ended September 30, 2021.
Other noninterest expenses
Other noninterest expenses decreased by ¥37 billion, or 46.8%, from the six months ended September 30, 2020 to ¥42 billion in the six months ended September 30, 2021.
Income Tax Expense
Income tax expense decreased by ¥99 billion, or 71.7%, from the six months ended September 30, 2020 to ¥39 billion in the six months ended September 30, 2021. The decrease was due to a deferred tax benefit of ¥28 billion in the six months ended September 30, 2021, compared to a deferred tax expense of ¥58 billion in the corresponding period in the previous fiscal year, offset in part by a decrease in current tax expense of ¥13 billion. The change in deferred tax expense (benefit) was due mainly to the effect of the share buyback conducted by MHSC in response to improving the capital position and aligning to our group’s capital policy.

	Six months ended September 30,		Increase (decrease)
	2020	2021
	(in billions of yen)
Income before income tax expense	¥548	¥383	¥(165)
Income tax expense	138	39	(99)
Current tax expense	80	67	(13)
Deferred tax expense (benefit)	58	(28)	(86)
Net income	410	344	(66)
Less: Net income attributable to noncontrolling interests	94	31	(63)

Net income attributable to MHFG shareholders	¥316	¥313	¥(3)

We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets as of September 30, 2021.
Net Income Attributable to Noncontrolling Interests
Net income attributable to noncontrolling interests decreased by ¥63 billion from the six months ended September 30, 2020 to ¥31 billion in the six months ended September 30, 2021.
Net Income Attributable to MHFG Shareholders
As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥3 billion, or 0.9%, from the corresponding period in the previous fiscal year to ¥313 billion in the six months ended September 30, 2021.
Business Segments Analysis
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 20 to our consolidated financial statements included elsewhere in this report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.
Specifically, the company system is classified into the following five in-house
companies, each based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. We regard these customer segments as our operating segments.
For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥1,130.6 billion, an increase of ¥37.3 billion compared to the six months ended September 30, 2020. Consolidated general and administrative expenses for the six months ended September 30, 2021 were ¥680.9 billion, an increase of ¥1.6 billion compared to the six months ended September 30, 2020. Consolidated equity in earnings of equity method investees-net
for the six months ended September 30, 2021 was ¥16.5 billion, an increase of ¥5.0 billion compared to the six months ended September 30, 2020. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥460.4 billion, an increase of ¥41.0 billion compared to the six months ended September 30, 2020.

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Six months ended September 30, 2020 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥314.2	¥226.6	¥226.0	¥293.0	¥23.8	¥9.7	¥1,093.3
General and administrative expenses (3)	313.5	104.0	125.2	105.3	15.7	15.6	679.3
Equity in earnings (losses) of equity method investees-net	3.5	2.4	5.9	—	0.4	(0.7)	11.5
Amortization of goodwill and others	1.1	0.1	0.2	0.4	3.8	0.5	6.1

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥3.1	¥124.9	¥106.5	¥187.3	¥4.7	¥(7.1)	¥419.4

Fixed assets (5)	¥516.2	¥195.7	¥162.8	¥95.6	¥—	¥751.0	¥1,721.3

	Mizuho Financial Group (Consolidated)
	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total
	(in billions of yen)
Six months ended September 30, 2021 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥345.9	¥230.1	¥250.0	¥253.7	¥29.0	¥21.9	¥1,130.6
General and administrative expenses (3)	311.3	99.3	126.2	107.5	16.2	20.4	680.9
Equity in earnings (losses) of equity method investees-net	5.5	2.3	7.4	—	0.8	0.5	16.5
Amortization of goodwill and others	1.1	—	0.2	0.4	3.6	0.5	5.8

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥39.0	¥133.1	¥131.0	¥145.8	¥10.0	¥1.5	¥460.4

Fixed assets (5)	¥538.6	¥182.5	¥166.7	¥96.3	¥—	¥738.2	¥1,722.3

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2020 and 2021, net gains (losses) related to ETFs and others amounted to ¥(19.0) billion and ¥21.8 billion, respectively, of which ¥(20.4) billion and ¥22.9 billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

Retail & Business Banking Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥345.9 billion, an increase in ¥31.7 billion, or 10.1%, compared to the six months ended September 30, 2020. The increase was attributable mainly to growth trends in commission income from sales of investment products to individuals.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2021 decreased by ¥2.2 billion, or 0.7%, compared to the six months ended September 30, 2020 to ¥311.3 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2021 increased by ¥2.0 billion, or 57.1%, compared to the six months ended September 30, 2020 to ¥5.5 billion.
As a result, net business losses + net gains related to ETFs and others for the six months ended September 30, 2021 increased by ¥35.9 billion, or 1,158.1%, compared to the six months ended September 30, 2020 to ¥39.0 billion.
Corporate & Institutional Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥230.1 billion, an increase of ¥3.5 billion, or 1.5%, compared to the six months ended September 30, 2020. The increase was attributable mainly to an increase in net interest income which was offset in part by a decrease in solution-related revenue due mainly to the absence of the large projects that positively impacted the six months ended September 30, 2020.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2021 decreased by ¥4.7 billion, or 4.5%, compared to the six months ended September 30, 2020 to ¥99.3 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2021 decreased by ¥0.1 billion, or 4.2%, compared to the six months ended September 30, 2020 to ¥2.3 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2021 increased by ¥8.2 billion, or 6.6%, compared to the six months ended September 30, 2020 to ¥133.1 billion.
Global Corporate Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥250.0 billion, an increase of ¥24.0 billion, or 10.6%, compared to the six months ended September 30, 2020. The increase was attributable mainly to an increase in net interest income.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2021 increased by ¥1.0 billion, or 0.8%, compared to the six months ended September 30, 2020 to ¥126.2 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2021 increased by ¥1.5 billion, or 25.4%, compared to the six months ended September 30, 2020 to ¥7.4 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2021 increased by ¥24.5 billion, or 23.0%, compared to the six months ended September 30, 2020 to ¥131.0 billion.

Global Markets Company
Gross profits + net losses related to ETFs and others for the six months ended September 30, 2021 were ¥253.7 billion, a decrease of ¥39.3 billion, or 13.4%, compared to the six months ended September 30, 2020. The decrease was attributable mainly to a decrease in each of the banking and the sales and trading compared to the corresponding period in the previous fiscal year being an unusual market environment due to the
COVID-19
outbreak.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2021 increased by ¥2.2 billion, or 2.1%, compared to the six months ended September 30, 2020 to ¥107.5 billion.
As a result, net business profits + net losses related to ETFs and others for the six months ended September 30, 2021 decreased by ¥41.5 billion, or 22.2%, compared to the six months ended September 30, 2020 to ¥145.8 billion.
Asset Management Company
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2021 were ¥29.0 billion, an increase of ¥5.2 billion, or 21.8%, compared to the six months ended September 30, 2020. The increase was attributable mainly to an increase in assets under management relating to publicly offered investment trusts.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2021 increased by ¥0.5 billion, or 3.2%, compared to the six months ended September 30, 2020 to ¥16.2 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2021 increased by ¥5.3 billion, or 112.8%, compared to the six months ended September 30, 2020 to ¥10.0 billion.

Financial Condition
Assets
Our assets as of March 31, 2021 and September 30, 2021 were as follows:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
	(in billions of yen)
Cash and due from banks	¥1,601	¥1,681	¥80
Interest-bearing deposits in other banks	47,134	46,145	(989)
Call loans and funds sold	859	481	(378)
Receivables under resale agreements	11,623	16,933	5,310
Receivables under securities borrowing transactions	2,694	2,408	(286)
Trading account assets	26,753	27,317	564
Investments	33,041	32,341	(700)
Loans	88,581	87,186	(1,395)
Allowance for credit losses on loans	(651)	(665)	(14)

Loans, net of allowance	87,930	86,521	(1,409)
Premises and equipment-net	1,811	1,747	(64)
Due from customers on acceptances	237	219	(18)
Accrued income	317	307	(10)
Goodwill	93	93	—
Intangible assets	56	52	(4)
Deferred tax assets	45	38	(7)
Other assets	7,457	6,487	(970)

Total assets	¥221,651	¥222,770	¥1,119

Total assets increased by ¥1,119 billion from ¥221,651 billion as of March 31, 2021 to ¥222,770 billion as of September 30, 2021. The increase was due mainly to an increase of ¥5,310 billion in receivables under resale agreements, offset in part by decreases of ¥1,409 billion in loans, net of allowance and ¥989 billion in interest-bearing deposits in other banks.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2021 and September 30, 2021 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2021		September 30, 2021
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥11,011	12.4%	¥10,570	12.1%	¥(441)	(0.3)%
Construction and real estate	10,492	11.8	10,664	12.2	172	0.4
Services	6,406	7.2	6,003	6.9	(403)	(0.3)
Wholesale and retail	5,357	6.0	5,432	6.2	75	0.2
Transportation and communications	3,886	4.4	3,913	4.5	27	0.1
Banks and other financial institutions (1)	4,696	5.3	4,231	4.8	(465)	(0.5)
Government and public institutions	1,898	2.1	1,597	1.8	(301)	(0.3)
Other industries (2)	5,918	6.8	5,997	6.9	79	0.1
Individuals	8,984	10.1	8,798	10.1	(186)	0.0
Mortgage loans	8,194	9.2	8,039	9.2	(155)	0.0
Other	790	0.9	759	0.9	(31)	0.0

Total domestic	58,648	66.1	57,205	65.5	(1,443)	(0.6)
Foreign:
Commercial and industrial (3)	19,455	21.9	19,368	22.2	(87)	0.3
Banks and other financial institutions (4)	10,449	11.8	10,561	12.1	112	0.3
Government and public institutions	177	0.2	192	0.2	15	0.0
Other	19	0.0	25	0.0	6	0.0

Total foreign	30,100	33.9	30,146	34.5	46	0.6

Subtotal	88,748	100.0%	87,351	100.0%	(1,397)	—

Less: Unearned income and deferred loan fees-net	(167)		(165)		2

Total loans before allowance for credit losses on loans	¥88,581		¥87,186		¥(1,395)

Note:
(1)	Banks and other financial institutions under Domestic includes mainly banks, securities companies, insurance companies and credit card companies.
(2)	Other industries under Domestic includes trade receivables and lease receivables of consolidated variable interest entities.
(3)
Commercial and industrial under Foreign includes ¥222 billion and ¥221 billion of lease receivables that are receivables arising from direct financing leasing as of March 31, 2021 and September 30, 2021, respectively.

(4)	Banks and other financial institutions under Foreign includes mainly banks and financial services companies.
Total loans before allowance for credit losses on loans decreased by ¥1,395 billion from the end of the previous fiscal year to ¥87,186 billion as of September 30, 2021.
Loans to domestic borrowers decreased by ¥1,443 billion from the end of the previous fiscal year to ¥57,205 billion as of September 30, 2021. The decrease was due mainly to decreases in wide industry categories, offset in part by an increase in construction and real estate.

Loans to foreign borrowers increased by ¥46 billion from the end of the previous fiscal year to ¥30,146 billion as of September 30, 2021. The increase was due mainly to an increase in banks and other financial institutions, offset in part by a decrease in commercial and industrial.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 66.1% to 65.5%, while that of loans to foreign borrowers against gross total loans increased from 33.9% to 34.5%. Loans to foreign borrowers were regionally diversified.
Liabilities
The following table shows our liabilities as of March 31, 2021 and September 30, 2021:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
	(in billions of yen)
Deposits	¥151,010	¥149,000	¥(2,010)
Due to trust accounts	381	409	28
Call money and funds purchased	1,313	1,431	118
Payables under repurchase agreements	18,607	22,278	3,671
Payables under securities lending transactions	1,208	1,441	233
Other short-term borrowings	9,086	9,039	(47)
Trading account liabilities	10,878	9,134	(1,744)
Bank acceptances outstanding	237	219	(18)
Income taxes payable	57	56	(1)
Deferred tax liabilities	77	33	(44)
Accrued expenses	194	161	(33)
Long-term debt	11,706	12,021	315
Other liabilities	7,209	7,506	297

Total liabilities	¥211,963	¥212,728	¥765

Total liabilities increased by ¥765 billion from ¥211,963 billion as of March 31, 2021 to ¥212,728 billion as of September 30, 2021. The increase was due primarily to an increase of ¥4,003 billion in short-term borrowings, offset in part by decreases of ¥2,010 billion in deposits and ¥1,744 billion in trading account liabilities. We analyze short-term borrowings, consisting of due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, on a combined basis.

Deposits
The following table shows a breakdown of our deposits as of March 31, 2021 and September 30, 2021:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥29,818	¥27,384	¥(2,434)
Interest-bearing deposits	92,037	93,537	1,500

Total domestic deposits	121,855	120,921	(934)

Foreign:
Noninterest-bearing deposits	2,332	2,269	(63)
Interest-bearing deposits	26,823	25,810	(1,013)

Total foreign deposits	29,155	28,079	(1,076)

Total deposits	¥151,010	¥149,000	¥(2,010)

Total deposits decreased by ¥2,010 billion from the end of the previous fiscal year to ¥149,000 billion as of September 30, 2021. Domestic deposits decreased by ¥934 billion from the end of the previous fiscal year to ¥120,921 billion as of September 30, 2021. Domestic interest-bearing deposits increased by ¥1,500 billion from the end of the previous fiscal year to ¥93,537 billion as of September 30, 2021 due mainly to an increase in certificates of deposit, offset in part by a decrease in time deposits. Domestic noninterest-bearing deposits decreased by ¥2,434 billion from the end of the previous fiscal year to ¥27,384 billion as of September 30, 2021 due mainly to a decrease in noninterest-bearing ordinary deposits. Foreign deposits decreased by ¥1,076 billion from the end of the previous fiscal year to ¥28,079 billion as of September 30, 2021 due mainly to a decrease in time deposits.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2021 and September 30, 2021:

	As of						Increase (decrease)
	March 31, 2021			September 30, 2021
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥381	¥—	¥381	¥409	¥—	¥409	¥28	¥—	¥28
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	5,205	15,923	21,128	6,634	18,516	25,150	1,429	2,593	4,022
Other short-term borrowings	6,783	2,303	9,086	6,972	2,067	9,039	189	(236)	(47)

Total short-term borrowings	¥12,369	¥18,226	¥30,595	¥14,015	¥20,583	¥34,598	¥1,646	¥2,357	¥4,003

Total short-term borrowings increased by ¥4,003 billion from the end of the previous fiscal year to ¥34,598 billion as of September 30, 2021. Domestic short-term borrowings increased by ¥1,646 billion due mainly to an increase in payables under repurchase agreements. Foreign short-term borrowings increased by ¥2,357 billion due mainly to an increase in payables under repurchase agreements.

Trading Account Liabilities
Trading account liabilities decreased by ¥1,744 billion from the end of the previous fiscal year to ¥9,134 billion as of September 30, 2021. The decrease was due mainly to a decrease in the market value of receive-variable, pay-fixed
derivative instruments based on interest rate contracts reflecting a fluctuation in long-term interest rates.
Equity
The following table shows a breakdown of equity as of March 31, 2021 and September 30, 2021:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,827	¥5,816	¥(11)
Retained earnings	2,967	3,185	218
Accumulated other comprehensive income (loss), net of tax	318	356	38
Treasury stock, at cost	(7)	(8)	(1)

Total MHFG shareholders’ equity	9,105	9,349	244
Noncontrolling interests	583	693	110

Total equity	¥9,688	¥10,042	¥354

Total equity increased by ¥354 billion from the end of the previous fiscal year to ¥10,042 billion as of September 30, 2021 due mainly to increases in retained earnings and noncontrolling interests.
Retained earnings increased by ¥218 billion from the end of the previous fiscal year to ¥3,185 billion as of September 30, 2021. The increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2021 of ¥313 billion, offset in part by dividend payments of ¥95 billion.
Accumulated other comprehensive income, net of tax increased by ¥38 billion from the end of the previous fiscal year to ¥356 billion as of September 30, 2021. The increase was due primarily to foreign currency translation adjustments of ¥52 billion, offset in part by pension liability adjustments of ¥14 billion.
Noncontrolling interests increased by ¥110 billion from the end of the previous fiscal year to ¥693 billion as of September 30, 2021. The increase was due mainly to new consolidations of certain investment funds and an increase in net assets of certain investment funds that we consolidate, offset in part by the deconsolidation of certain investment funds.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currencies exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk-Liquidity Risk Management” in our most recent Form
20-F
filed with the U.S. Securities and Exchange Commission.
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits decreased by ¥2,010 billion, or 1.3%, from the end of the previous fiscal year to

¥149,000 billion as of September 30, 2021. Our average balance of deposits for the six months ended September 30, 2021 of ¥154,203 billion exceeded our average balance of loans for the same period by ¥66,754 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2021:

As of November 30, 2021
	S&P			Moody’s
	Long-term	Short-term	Stand-alone credit profile	Long-term	Short-term	Baseline credit assessment
Mizuho Financial Group	A-	—	—	A1	P-1	—
Mizuho Bank	A	A-1	a	A1	P-1	baa1
Mizuho Trust & Banking	A	A-1	a	A1	P-1	baa1
We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies.
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee, the Executive Management Committee and the President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2021, the balance of Japanese government bonds included within our investments and measured at fair value was ¥19.0 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Related to regulatory liquidity requirements in Japan, in addition to the liquidity coverage ratio (“LCR”) standard which has already been implemented, the net stable funding ratio (“NSFR”) standard was also implemented on September 30, 2021. The regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, each for the second quarter of the fiscal year ending March 31, 2022, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of the end of the second quarter of the fiscal year ending March 31, 2022. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.
Liquidity Coverage Ratio (LCR)

Second Quarter of Fiscal Year ending March 31, 2022
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	77,427
Net cash outflows (weighted)	55,219
LCR	140.2%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	73,809
Net cash outflows (weighted)	52,424
LCR	140.8%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	73,043
Net cash outflows (weighted)	50,650
LCR	144.2%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	2,072
Net cash outflows (weighted)	1,391
LCR	149.5%
Mizuho Trust and Banking (Non-Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	2,008
Net cash outflows (weighted)	1,278
LCR	158.0%

Net Stable Funding Ratio (NSFR)

Second Quarter of Fiscal Year ending March 31, 2022
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	104,304
Required stable funding (weighted)	86,539
NSFR	120.5%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	99,638
Required stable funding (weighted)	81,429
NSFR	122.3%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	97,451
Required stable funding (weighted)	77,418
NSFR	125.8%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	3,557
Required stable funding (weighted)	3,173
NSFR	112.1%
Mizuho Trust and Banking (Non-Consolidated)
Available stable funding (weighted)	3,507
Required stable funding (weighted)	3,126
NSFR	112.1%
For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form
20-F.
Capital Adequacy
All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Regulatory Capital Requirements
Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.
The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance
sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.
In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text (later revised in June 2011, January 2013, October 2014 and December 2017), which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” below and “Liquidity” above, respectively.
The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.
Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.
Under Basel III, capital instruments that no longer qualify as Tier 2 capital are being phased out beginning March 2013 by increments of 10% until becoming fully disqualified in March 2022. Our existing subordinated debt issued before March 2013 (the amounts thereof included within Tier 2 capital as of September 30, 2021 being ¥168.7 billion) are subject to the phase-out
arrangements.
Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities, etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.
In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board (“FSB”), which became fully effective in March 2019 at 1.0%.

Under the capital adequacy guidelines, banks and bank holding companies each with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval of the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and also to apply the advanced measurement approaches for the calculation of operational risk from September 30, 2009.
In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision (“GHOS”). The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•
revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose their risk-weighted assets based on the standardized approaches.
In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which will take the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. Furthermore, in January 2019, the GHOS endorsed the finalized market risk capital framework that was scheduled to take effect as of January 1, 2022, concurrent with the implementation of the finalized Basel III reforms. The revised framework was initially scheduled to mainly take effect from January 1, 2022. In March 2020, however, the GHOS announced that, in order to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease
(COVID-19)
on the global banking system, it endorsed a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor will be phased in from January 1, 2023, with the initial capital floor of 50%, and will be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
will take effect from January 1, 2023.
Following the announcement by the GHOS described above, on March 30, 2020, the Financial Services Agency also announced that the Basel III finalization framework is scheduled to be implemented in Japan from March 2023. Furthermore, the Financial Services Agency published the draft amendments to the regulatory notices regarding operational risk under the Basel III finalization framework on March 31, 2021 and the draft amendments to the regulatory notice regarding credit risk, CVA Risk and market risk on September 28, 2021.

Leverage Ratio
The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of banks’ leverage. This simple,
non-risk-based
measure will restrict the
build-up
of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure became required beginning January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.
The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.
The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were deferred for one year according to the deferral of Basel III implementation announced by GHOS described above. They will take effect from January 1, 2023.
In June 2019, to address the window-dressing of the leverage ratio, BCBS agreed that internationally-active banks must disclose the amounts of adjusted gross securities financing transaction (“SFT”) assets based on quarter-end
values and on an average of daily values over the quarter as part of their Pillar 3 requirements, in addition to disclosure of the total leverage exposure and the leverage ratio as calculated using the averaged value of SFTs. Such disclosure requirement will apply to the Pillar 3 disclosure requirements associated with the version of the leverage ratio standard that will serve as the Pillar 1 minimum capital requirement and its implementation was deferred for one year to January 1, 2023 according to the announcement by the GHOS described above.
According to the deferral of Basel III finalization framework announced by Financial Services Agency described above, the leverage ratio requirements under the finalized definition, the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms and the Pillar 3 disclosure requirements described above are scheduled to be implemented in Japan from March 2023.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations which introduced the temporary measures to exclude amounts of deposits to the Bank of Japan from the calculation of the leverage ratio from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
In March 2021, the implementation period of such temporary measures was extended for one year until March 31, 2022. Furthermore, the Financial Services Agency published its draft amendments to the regulatory notices regarding leverage ratio requirements under the Basel III finalization framework on October 29, 2021.
Total Loss Absorbing Capacity
Related to regulatory capital requirements, in November 2015, the FSB issued the final Total Loss Absorbing Capacity (“TLAC”) standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution.
G-SIBs
are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which is phased in for Japanese
G-SIBs
from March 31, 2019. According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for
G-SIBs
in Japan as well as a domestic systematically important bank in Japan which is deemed of particular need for a cross-border resolution arrangement and of particular systemic significance to Japanese financial system if it fails (together with
G-SIBs
in Japan, the “Covered SIBs”) is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.
Under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 16% of the resolution group’s risk-weighted assets as from March 31, 2019 and at least 18% as from March 31, 2022. Minimum TLAC must also be at least 6% of the Basel III leverage ratio denominator from March 31, 2019, and at least 6.75% from March 31, 2022. In addition, Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 2.5% of their consolidated risk-weighted assets from March 31, 2019, and 3.5% of their consolidated risk-weighted assets from March 31, 2022, as their external TLAC.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the TLAC regulations which introduced the temporary measures to exclude amounts of deposits to the Bank of Japan from the calculation of the external TLAC ratio on total exposure basis from June 30, 2020 until March 31, 2021, due to the uncertainty on the impact of
COVID-19.
In March 2021, the implementation period of such temporary measures was extended for one year until March 31, 2022.
Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31 and September 30, 2021, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥7,849.9	¥8,243.5	¥393.6
Additional Tier 1 capital	1,851.9	1,854.8	2.8

Tier 1 capital	9,701.9	10,098.4	396.4
Tier 2 capital	1,683.4	1,828.6	145.1

Total capital	¥11,385.3	¥11,927.0	¥541.6

Risk-weighted assets	¥67,481.9	¥67,147.7	¥(334.3)
CET1 capital ratio	11.63%	12.27%	0.64%
Required CET1 capital ratio (1)	8.01%	8.01%	—%
Tier 1 capital ratio	14.37%	15.03%	0.66%
Required Tier 1 capital ratio (1)	9.51%	9.51%	—%
Total capital ratio	16.87%	17.76%	0.89%
Required total capital ratio (1)	11.51%	11.51%	—%
CET1 available after meeting the bank’s minimum capital requirements	7.13%	7.77%	0.64%

Total Exposure (2)	¥200,546.6	¥203,591.6	¥3,045.0
Leverage ratio (3)	4.83%	4.96%	0.13%
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	21.42%	22.87%	1.45%
External TLAC ratio (total exposure basis, including capital buffers) (4)	8.39%	8.70%	0.31%

Note:
(1)
The required ratios disclosed above, as of March 31 and September 30, 2021, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
As of March 31 and September 30, 2021, our total exposures (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were ¥240,452.6 billion and ¥241,782.5 billion, respectively.

(3)
As of March 31 and September 30, 2021, our leverage ratios on a consolidated basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 4.03% and 4.17%, respectively.

(4)
As of March 31 and September 30, 2021, our external TLAC ratios on a total exposure basis (excluding the impact of any applicable temporary exemption of deposits with the Bank of Japan) were 6.99% and 7.32%, respectively.

Our total capital ratio as of September 30, 2021 was 17.76%, an increase of 0.89% compared to March 31, 2021. Our Tier 1 capital ratio as of September 30, 2021 was 15.03%, an increase of 0.66% compared to March 31, 2021. Our CET1 capital ratio as of September 30, 2021 was 12.27%, an increase of 0.64% compared to March 31, 2021. The increase in our CET1 capital ratio, Tier 1 capital ratio and total capital ratio were due mainly to an increase in the retained earnings. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2021.

Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31 and September 30, 2021, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2021	September 30, 2021
Mizuho Bank
Common Equity Tier 1 capital ratio	11.11%	11.82%	0.71%
Tier 1 capital ratio	14.05%	14.79%	0.74%
Total capital ratio	16.57%	17.59%	1.02%
Leverage ratio	4.67%	4.83%	0.16%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	28.94%	26.70%	(2.24%)
Tier 1 capital ratio	28.94%	26.70%	(2.24%)
Total capital ratio	28.94%	26.71%	(2.23%)
Leverage ratio	11.41%	11.17%	(0.24%)
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements as of September 30, 2021.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidate
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2021, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.
Off-balance-sheet
Arrangements
See note 14 and note 15 to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2021	September 30, 2021

	(in millions of yen)
Assets:
Cash and due from banks	1,600,555	1,681,209
Interest-bearing deposits in other banks	47,133,541	46,145,119
Call loans and funds sold	858,806	481,275
Receivables under resale agreements	11,623,438	16,932,681
Receivables under securities borrowing transactions	2,694,107	2,408,249
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥6,249,224 million at March 31, 2021 and ¥9,959,042 million at September 30, 2021)	26,753,109	27,317,435
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,416,772 million at March 31, 2021 and ¥1,181,431 million at September 30, 2021), net of allowance	27,853,035	26,198,712
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥97,949 million at March 31, 2021 and ¥638,229 million at September 30, 2021)	887,149	1,395,648
Equity securities	3,785,916	4,191,638
Other investments	515,346	554,301
Loans (Notes 4 and 5)	88,580,867	87,185,770
Allowance for credit losses on loans	(650,849)	(665,228)

Loans, net of allowance	87,930,018	86,520,542
Premises and equipment-net	1,811,458	1,746,873
Due from customers on acceptances	237,348	218,862
Accrued income	316,834	307,345
Goodwill	92,695	92,695
Intangible assets	56,121	51,944
Deferred tax assets	44,970	38,017
Other assets (Note 6)	7,457,028	6,487,093

Total assets	221,651,474	222,769,638

The following table presents the assets of consolidated variable interest entities (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2021	September 30, 2021

	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	315	1,153
Interest-bearing deposits in other banks	46,143	34,392
Call loans and funds sold	269,030	150,820
Trading account assets	2,539,589	2,594,147
Investments	100,928	129,096
Loans, net of allowance	8,277,276	8,390,651
All other assets	540,124	499,485

Total assets	11,773,405	11,799,744

See the accompanying Notes to the Consolidated Financial Statements

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2021	September 30, 2021

	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	29,818,303	27,384,101
Interest-bearing deposits	92,037,375	93,537,394
Foreign:
Noninterest-bearing deposits	2,332,218	2,268,745
Interest-bearing deposits	26,822,708	25,809,953
Due to trust accounts	380,793	408,840
Call money and funds purchased	1,312,790	1,431,316
Payables under repurchase agreements (Note 19)	18,607,147	22,277,794
Payables under securities lending transactions (Note 19)	1,208,031	1,441,179
Other short-term borrowings	9,085,912	9,039,376
Trading account liabilities	10,877,538	9,134,179
Bank acceptances outstanding	237,348	218,862
Income taxes payable	56,665	55,571
Deferred tax liabilities	76,957	33,241
Accrued expenses	194,303	160,666
Long-term debt (including liabilities accounted for at fair value of ¥2,703,021 million at March 31, 2021 and ¥2,863,348 million at September 30, 2021) (Note 17)	11,706,471	12,021,499
Other liabilities (Note 6)	7,208,758	7,504,781

Total liabilities	211,963,317	212,727,497

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 4,800,000,000 shares at March 31, 2021 and September 30, 2021, and issued 2,539,249,894 shares at March 31, 2021 and September 30, 2021	5,826,863	5,816,365
Retained earnings	2,967,385	3,184,789
Accumulated other comprehensive income (loss), net of tax (Note 8)	318,114	355,785
Less: Treasury stock, at cost-Common stock 3,889,782 shares at March 31, 2021, and 4,599,386 shares at September 30, 2021	(7,124)	(8,164)

Total MHFG shareholders’ equity	9,105,238	9,348,775
Noncontrolling interests	582,919	693,366

Total equity	9,688,157	10,042,141

Total liabilities and equity	221,651,474	222,769,638

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2021	September 30, 2021

	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	73,630	59,652
Other short-term borrowings	36,546	56,562
Trading account liabilities	58,935	6,551
Long-term debt	593,719	836,880
All other liabilities	954,599	1,020,897

Total liabilities	1,717,429	1,980,542

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Interest and dividend income:
Loans, including fees	541,675	470,961
Investments:
Interest	31,236	26,458
Dividends	24,875	37,724
Trading account assets	127,785	109,477
Call loans and funds sold	1,270	779
Receivables under resale agreements and securities borrowing transactions	22,894	12,861
Deposits in other banks	22,111	25,841

Total interest and dividend income	771,846	684,101

Interest expense:
Deposits	110,839	34,732
Trading account liabilities	28,208	28,488
Call money and funds purchased	1,282	492
Payables under repurchase agreements and securities lending transactions	33,267	13,678
Other short-term borrowings	11,988	1,497
Long-term debt	85,593	81,114

Total interest expense	271,177	160,001

Net interest income	500,669	524,100
Provision (credit) for credit losses (Notes 3 and 5)	60,633	46,053

Net interest income after provision (credit) for credit losses	440,036	478,047

Noninterest income (Note 16):
Fee and commission income	428,317	474,916
Foreign exchange gains (losses)—net	22,785	21,708
Trading account gains (losses)—net	257,591	83,255
Investment gains (losses)—net:
Debt securities	46	(317)
Equity securities	266,119	135,070
Equity in earnings (losses) of equity method investees—net	5,788	16,541
Gains on disposal of premises and equipment	6,849	1,988
Other noninterest income	23,715	29,234

Total noninterest income	1,011,210	762,395

Noninterest expenses:
Salaries and employee benefits	346,150	327,085
General and administrative expenses	299,350	294,259
Occupancy expenses	93,314	90,509
Fee and commission expenses	93,016	107,658
Provision (credit) for credit losses on off-balance-sheet instruments	(7,391)	(4,821)
Other noninterest expenses	78,966	42,552

Total noninterest expenses	903,405	857,242

Income before income tax expense	547,841	383,200
Income tax expense (Note 11)	137,761	39,622

Net income	410,080	343,578
Less: Net income attributable to noncontrolling interests	94,194	30,921

Net income attributable to MHFG shareholders	315,886	312,657

	(in yen)
Earnings per common share (Note 10):
Basic net income per common share	124.50	123.24

Diluted net income per common share	124.49	123.24

Dividends per common share	37.50	40.00

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Net income (Note)	410,080	343,578
Other comprehensive income (loss), net of tax	142,550	38,196

Total comprehensive income	552,630	381,774
Less: Total comprehensive income attributable to noncontrolling interests	93,413	31,446

Total comprehensive income attributable to MHFG shareholders	459,217	350,328

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2020		2021

	(in millions of yen)
Common stock:
Balance at beginning of period	5,827,500		5,826,863
Performance-based stock compensation program	(553)		(538)
Change in ownership interests in consolidated subsidiarie s	(520)		(9,960)

Balance at end of period	5,826,427		5,816,365

Retained earnings:
Balance at beginning of period, previously reported	2,700,774		2,967,385
Cumulative effect of change in accounting principles, net of tax	(124,636	) (1)	—
Balance at beginning of period, adjusted	2,576,138		2,967,385
Net income attributable to MHFG shareholders	315,886		312,657
Dividends declared	(95,208)		(95,201)
Other	(80)		(52)

Balance at end of period	2,796,736		3,184,789

Accumulated other comprehensive income (loss), net of tax (Note 8) (2) :
Balance at beginning of period	(9,494)		318,114
Change during period	143,331		37,671

Balance at end of period	133,837		355,785

Treasury stock, at cost:
Balance at beginning of period	(6,415)		(7,124)
Purchases of treasury stock	(1,995)		(2,647)
Disposal of treasury stock	1,386		1,607

Balance at end of period	(7,024)		(8,164)

Total MHFG shareholders’ equity	8,749,976		9,348,775

Noncontrolling interests:
Balance at beginning of period	663,259		582,919
Transactions between the MHFG Group and the noncontrolling interest shareholders	(356,311)		89,808
Dividends paid to noncontrolling interests	(10,284)		(10,807)
Net income attributable to noncontrolling interests	94,194		30,921
Other	(781)		525

Balance at end of period	390,077		693,366

Total equity	9,140,053		10,042,141

Notes:
(1)	These amounts resulted from the adoption of ASU No.2016-13, “Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments” and subsequent amendments.
See Note 1 “Basis of presentation” for further details.
(2)
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Cash flows from operating activities:
Net income	410,080	343,578
Less: Net income attributable to noncontrolling interests	94,194	30,921

Net income attributable to MHFG shareholders	315,886	312,657
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	115,614	115,756
Provision (credit) for credit losses	60,633	46,053
Investment losses (gains)—net	(266,165)	(134,753)
Equity in losses (earnings) of equity method investees—net	(5,788)	(16,541)
Foreign exchange losses (gains)—net	(92,865)	35,446
Deferred income tax expense (benefit)	57,807	(28,200)
Net change in trading account assets	(1,784,129)	(271,232)
Net change in trading account liabilities	(1,874,766)	(1,734,070)
Net change in loans held for sale	18,781	(16,915)
Net change in accrued income	34,404	13,325
Net change in accrued expenses	(80,875)	(32,858)
Other—net	(159,507)	480,671

Net cash used in operating activities	(3,660,970)	(1,230,661)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	13,363,620	20,872,060
Proceeds from sales of Equity securities (1)	1,413,300	992,927
Proceeds from maturities of Available-for-sale securities	12,719,308	26,506,201
Proceeds from maturities of Held-to-maturity securities	60,947	79,767
Purchases of Available-for-sale securities	(33,753,387)	(45,046,101)
Purchases of Held-to-maturity securitie s	—	(542,026)
Purchases of Equity securities (1)	(1,383,195)	(1,311,347)
Proceeds from sales of loans	832,515	1,038,124
Net change in loans	(3,944,882)	496,474
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	6,141,641	(4,518,794)
Proceeds from sales of premises and equipment	12,856	2,806
Purchases of premises and equipment	(73,768)	(52,234)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	25,190	5,391
Purchases of investments in subsidiaries (affecting the scope of consolidation )	—	(50,723)

Net cash used in investing activities	(4,585,855)	(1,527,475)

Cash flows from financing activities:
Net change in deposits	4,513,597	(2,187,631)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,490,083	3,776,203
Net change in due to trust accounts	313,806	28,047
Net change in other short-term borrowings	2,628,438	(71,262)
Proceeds from issuance of long-term debt	1,270,809	1,442,089
Repayment of long-term debt	(515,802)	(1,179,807)
Proceeds from noncontrolling interests	73,688	67,785
Payments to noncontrolling interests	(3,859)	(1,845)
Proceeds from sales of treasury stock	839	869
Purchases of treasury stock	(1,503)	(1,825)
Purchases of treasury stock of subsidiaries	(5,414)	—
Dividends paid	(95,242)	(95,198)
Dividends paid to noncontrolling interests	(10,284)	(10,807)

Net cash provided by financing activities	9,659,156	1,766,618

Effect of exchange rate changes on cash and cash equivalents	(126,397)	83,750

Net increase (decrease) in cash and cash equivalents (2)	1,285,934	(907,768)
Cash and cash equivalents at beginning of period (2)	41,951,114	48,734,096

Cash and cash equivalents at end of period (2)	43,237,048	47,826,328

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	11,399	15,357

Notes:
(1)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
(2)
Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information.”
MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30. Certain of MHFG’s subsidiaries have different interim financial reporting periods than September 30. For those subsidiaries with interim financial reporting periods within three months of MHFG’s interim financial reporting period, the effect of intervening events that materially affect the financial position or results of operations through the date of each of the periods presented in the MHFG’s consolidated financial statements have been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees-net.
On October 1, 2020, a
1-for-10
share consolidation became effective. All share and per share information with respect to MHFG’s common stock and preferred stock for the six months ended September 30, 2020 have been restated to reflect the effect of the share consolidation and related amendments to the articles of incorporation for all periods presented. See Earnings per common share and Dividends per common share on the consolidated statements of income and Note 10 “Earnings per common share” for the restated figures. In addition, certain other comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
The unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the MHFG Group’s most recent annual report on Form 20-F for the fiscal year ended March 31, 2021.
Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.
The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of pandemics, such as
COVID-19,
estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.
Financial instruments—current expected credit losses (“CECL”)
The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses
over the instrument’s remaining expected lives and consider expected future changes in macroeconomic conditions. ASC 326 replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reverse through interest income was not significant for March 31, 2021 and September 30, 2021, respectively. The following note and Note 3 “Investments,” Note 4 “Loans” and Note 5 “Allowance for credit losses on loans” provide further
information about the
impact
that the adoption of ASC 326 had on the MHFG Group.
Allowance and provision (credit) for credit losses on loans
Effective April 1, 2020, the allowance for credit losses on loans is established for current expected credit losses on the MHFG Group’s loan portfolio in accordance with ASC 326. Additionally, as of April 1, 2020, the Group did not elect the fair value option for financial assets measured at amortized cost basis. Prior to April 1, 2020, the allowance for credit losses on loans was established
based on an incurred loss model in accordance with ASC 310, “Receivables” (“ASC 310”) and ASC 450, “Contingencies” (“ASC 450”).
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined
to be substantially bankrupt

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. Management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable
instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings
, valuation of collateral, and the development of qualitative adjustments.
When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is consistent to what is used in the MHFG Group’s stress testing and is in line with the scenario used for the Group’s business plan. If the scenario does not reflect a sudden change in economic conditions adequately, adjustments may be made to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated at least semi-annually and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2021 and September 30, 2021, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans includes the allowance for groups of loans which were collectively evaluated for expected credit losses, in addition to the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used
to calculate the probability of default. The model and inputs used to determine credit losses on loans that are

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, the MHFG Group considers key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.
The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to troubled debt restructuring (“TDR”) loans in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of
COVID-19
pandemic into the macroeconomic scenario by using assumptions such as anticipated business recovery period and current forecast for the growth rate of gross domestic product.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, considering the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the allowance for credit losses on off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
Allowance and provision (credit) for credit losses on
available-for-sale
securities
The MHFG Group performs periodic
reviews
to identify
impaired
securities in accordance with ASC 326.
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes. For additional information, see Note 4 “Loans.” Before the adoption of ASC 326, the previous other-than-temporary impairment model was applied for available-for-sale
debt securities
.
2. Issued accounting pronouncements
Adopted accounting pronouncements
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. In January 2021, the FASB issued ASU
No.2021-01,
“Reference Rate Reform (Topic 848)—Scope” (“ASU
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the transition. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2022. ASU
No.2021-01
is effective as of January 7, 2021 through December 31, 2022. The MHFG Group has elected the practical expedient for modifications of contracts. The practical expedient provides an election to account for certain contract amendments related to reference rate reform prospectively as minor modifications without the requirement to assess the significance of the modifications. The main reason for applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election did not have a material impact on the Group’s consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2021 and September 30, 2021 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	(in millions of yen)
March 31, 2021

Available-for-sale securities:
Debt securities:

Japanese government bonds	20,953,200	1,945	34,562	20,920,583
Japanese local government bonds	463,673	544	658	463,559
U.S. Treasury bonds and federal agency securities	906,499	4,440	46	910,893
Other foreign government bonds	1,505,770	1,975	209	1,507,536
Agency mortgage-backed securities (1)	512,720	8,746	687	520,779
Residential mortgage-backed securities	70,111	761	188	70,684
Commercial mortgage-backed securities	709,938	6,196	39	716,095
Japanese corporate bonds and other debt securities	1,897,117	10,537	3,574	1,904,080
Foreign corporate bonds and other debt securities (2)	837,675	2,577	1,426	838,826

Total	27,856,703	37,721	41,389	27,853,035

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,959	9,555	—	489,514
Agency mortgage-backed securities (3)	407,190	10,178	3,273	414,095

Total	887,149	19,733	3,273	903,609

September 30, 2021

Available-for-sale securities:
Debt securities:
Japanese government bonds	19,029,022	498	26,477	19,003,043
Japanese local government bonds	494,716	713	486	494,943
U.S. Treasury bonds and federal agency securities	1,070,555	3,269	69	1,073,755
Other foreign government bonds	1,331,043	783	889	1,330,937
Agency mortgage-backed securities (1)	591,778	8,467	853	599,392
Residential mortgage-backed securities	63,273	706	137	63,842
Commercial mortgage-backed securities	760,959	6,182	224	766,917
Japanese corporate bonds and other debt securities	1,977,235	9,962	2,774	1,984,423
Foreign corporate bonds and other debt securities (2)	880,838	1,601	979	881,460

Total	26,199,419	32,181	32,888	26,198,712

Held-to-maturity securities:
Debt securities:
Japanese government bonds	479,970	7,437	—	487,407
Agency mortgage-backed securities (3)	915,678	7,203	6,705	916,176

Total	1,395,648	14,640	6,705	1,403,583

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥520,746 million and ¥33 million, respectively, at March 31, 2021, and ¥599,359 million and ¥33 million, respectively, at September 30, 2021. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥
275,661 million at March 31, 2021, and ¥287,612 million at September 30, 2021.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥13,617 million at March 31, 2021, and ¥11,466 million at September 30, 2021.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥10,379 million at March 31, 2021, and ¥8,951 million at September 30, 2021 and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at September 30, 2021 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	11,112,193	6,466,555	1,182,864	267,410	19,029,022
Japanese local government bonds	41,016	241,693	204,491	7,516	494,716
U.S. Treasury bonds and federal agency securities	422,693	647,862	—	—	1,070,555
Other foreign government bonds	917,929	410,999	1,059	1,056	1,331,043
Agency mortgage-backed securities	—	—	—	591,778	591,778
Residential mortgage-backed securities	—	—	—	63,273	63,273
Commercial mortgage-backed securities	34,244	338,785	385,530	2,400	760,959
Japanese corporate bonds and other debt securities	103,494	996,194	333,038	544,509	1,977,235
Foreign corporate bonds and other debt securities	515,116	292,020	68,649	5,053	880,838

Total	13,146,685	9,394,108	2,175,631	1,482,995	26,199,419

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	479,970	—	—	479,970
Agency mortgage-backed securities	—	—	—	915,678	915,678

Total	—	479,970	—	915,678	1,395,648

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	11,111,775	6,460,865	1,166,584	263,819	19,003,043
Japanese local government bonds	41,027	241,790	204,570	7,556	494,943
U.S. Treasury bonds and federal agency securities	423,719	650,036	—	—	1,073,755
Other foreign government bonds	917,972	410,850	1,059	1,056	1,330,937
Agency mortgage-backed securities	—	—	—	599,392	599,392
Residential mortgage-backed securities	—	—	—	63,842	63,842
Commercial mortgage-backed securities	34,263	340,915	389,302	2,437	766,917
Japanese corporate bonds and other debt securities	103,477	996,501	332,963	551,482	1,984,423
Foreign corporate bonds and other debt securities	515,240	292,089	69,078	5,053	881,460

Total	13,147,473	9,393,046	2,163,556	1,494,637	26,198,712

Held-to-maturity securities:
Debt securities:
Japanese government bonds	—	487,407	—	—	487,407
Agency mortgage-backed securities	—	—	—	916,176	916,176

Total	—	487,407	—	916,176	1,403,583

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Credit losses
The MHFG Group recognized no material allowance for credit loss on available-for-sale
securities at April 1, 2020, which increased to ¥8 billion on September 30, 2020. The increase was due mainly to an increase of credit losses for certain Japanese corporate bonds and other debt securities. The MHFG Group allowance for credit losses on available-for-sale securities on September 30, 2021 was ¥11 billion, a decrease of ¥3 billion compared to ¥14 billion on April 1, 2021. The decrease was due mainly to a decrease of credit losses for certain Japanese corporate bonds and other debt securities, not due to the reduction or sale of securities during the period. Allowance for credit losses on held-to-maturity securities on April 1 and September 30, 2020 and April 1 and September 30, 2021 were zero because held-to-maturity
securities consist of Japanese government bond and agency
mortgage-backed
securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses
.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2021 and September 30, 2021:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(in millions of yen)
March 31, 2021

Available-for-sale securities:
Debt securities:
Japanese government bonds	9,998,772	1,924	4,058,718	32,638	14,057,490	34,562
Japanese local government bonds	125,058	323	130,384	335	255,442	658
U.S. Treasury bonds and federal agency securities	38,625	46	—	—	38,625	46
Other foreign government bonds	576,415	209	—	—	576,415	209
Agency mortgage-backed securities (Note)	70,088	120	36,989	567	107,077	687
Residential mortgage-backed securities	9,270	52	11,435	136	20,705	188
Commercial mortgage-backed securities	12,530	6	10,351	33	22,881	39
Japanese corporate bonds and other debt securities	278,698	953	843,026	2,621	1,121,724	3,574
Foreign corporate bonds and other debt securities	233,405	1,426	—	—	233,405	1,426

Total	11,342,861	5,059	5,090,903	36,330	16,433,764	41,389

September 30, 2021

Available-for-sale securities:
Debt securities:
Japanese government bonds	13,200,228	4,197	1,977,981	22,280	15,178,209	26,477
Japanese local government bonds	93,142	137	147,795	349	240,937	486
U.S. Treasury bonds and federal agency securities	39,048	69	—	—	39,048	69
Other foreign government bonds	622,377	856	66,431	33	688,808	889
Agency mortgage-backed securities (Note)	81,466	253	61,604	600	143,070	853
Residential mortgage-backed securities	6,862	28	12,074	109	18,936	137
Commercial mortgage-backed securities	42,905	184	9,786	40	52,691	224
Japanese corporate bonds and other debt securities	488,973	830	690,315	1,944	1,179,288	2,774
Foreign corporate bonds and other debt securities	266,866	328	60,191	651	327,057	979

Total	14,841,867	6,882	3,026,177	26,006	17,868,044	32,888

Note:
Agency mortgage-backed securities presented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥107,077 million at March 31, 2021, and ¥143,070 million at September 30, 2021. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

At September 30, 2021, the MHFG Group did not intend to sell the debt securities in an unrealized loss position and it was not more likely than not that the Group would be required to sell them before the recovery of their amortized cost bases. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases were expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the Group determined that their entire amortized cost bases were expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the six months ended September 30, 2020 and 2021. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Gross realized gains	5,101	4,687
Gross realized losses	(3,694)	(3,925)

Net realized gains (losses) on sales of available-for-sale securities	1,407	762

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities which are measured based on the net asset value per share (or its equivalent) consist of private equity and real estate funds. Equity securities without readily determinable fair values include non-marketable
stock including preferred stock issued by equity method investees
.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Net gains (losses) recognized during the period on equity securities	266,119	135,070
Less: Net gains (losses) recognized during the period on equity securities sold during the period	34,985	29,552

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	231,134	105,518

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in millions of yen)
Carrying amounts at the end of the period	186,146	208,869
Downward adjustments and impairments	5,087	6,580
Upward adjustments	9,216	24,126
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Downward adjustments and impairments	1,411	1,704
Upward adjustments	34	14,950
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the MHFG Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When the observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.
Other investments
The following table summarizes the composition of Other investments at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in millions of yen)
Equity method investments	460,025	493,573
Investments held by consolidated investment companies and other	55,321	60,728

Total	515,346	554,301

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥229,156 million and ¥247,864 million, at March 31, 2021 and September 30, 2021, respectively. The aggregate market values of these marketable equity securities were ¥424,267 million and ¥449,650 million,

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

respectively. The majority of the aggregate market values of these marketable equity securities include Orient Corporation, the Chiba Kogyo Bank, Ltd., Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the MHFG Group’s proportionate share of the total outstanding common stock were
49.00%, 16.89%, 15.00% and 23.49
%, respectively, as of September 30, 2021. In addition, equity method investments include non-marketable equity securities such as Matthews International Capital Management, LLC and Custody Bank of Japan, Ltd. of which the MHFG Group’s proportionate share of the total outstanding common stock were
16.31% and 27.00%, respectively, as of September 30, 2021
.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
4. Loans
The table below presents loans outstanding by domicile and industry of borrower at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in millions of yen)
Domestic:

Manufacturing	11,010,644	10,569,793
Construction and real estate	10,492,162	10,664,028
Services	6,406,710	6,002,667
Wholesale and retail	5,357,287	5,432,264
Transportation and communications	3,885,807	3,912,609
Banks and other financial institutions (1)	4,695,677	4,231,331
Government and public institutions	1,898,137	1,596,867
Other industries (2)	5,918,260	5,997,987
Individuals:
Mortgage loans	8,193,398	8,039,138
Other	790,184	758,680

Total domestic	58,648,266	57,205,364

Foreign:
Commercial and industrial (3)	19,454,623	19,368,406
Banks and other financial institutions (4)	10,448,778	10,561,219
Government and public institutions	177,385	192,055
Other	18,843	24,362

Total foreign	30,099,629	30,146,042

Total	88,747,895	87,351,406
Less: Unearned income and deferred loan fees-net	167,028	165,636

Total loans before allowance for credit losses on loans	88,580,867	87,185,770

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Banks and other financial institutions of domestic includes mainly banks, securities companies, insurance companies and credit card companies.
(2)	Other industries of domestic includes trade receivables and lease receivables of consolidated VIEs.
(3)
Commercial and industrial of foreign includes ¥221,908 million and ¥221,144 million of lease receivables that are receivables arising from direct financing leasing at March 31, 2021 and September 30, 2021, respectively.

(4)	Banks and other financial institutions of foreign includes mainly banks and financial services companies.
Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.
Net losses on sales of loans were ¥1,178 million and ¥1,674
million for the six months ended September 30, 2020 and 2021, respectively. These net losses include unrealized gains and losses from making loans classified as held for sale to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.
Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables at September 30, 2021 was ¥73,807 million and included in Accrued income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2021 and September 30, 2021:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2021 and September 30, 2021:

	March 31, 2021
	Term loans by origination year						Revolving Loans	Total
	2020	2019	2018	2017	2016	Prior to 2016

	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	14,351,596	6,173,182	6,884,219	2,384,565	2,105,541	2,256,613	6,819,851	40,975,567
Watch obligors excluding special attention obligors	151,406	86,390	86,199	61,785	40,907	35,681	128,363	590,731
Nonaccrual loans	219,111	196,945	38,490	129,066	28,650	9,547	194,607	816,416
Small and medium-sized companies:
Normal obligors	633,438	463,744	397,656	224,791	205,687	502,707	518,612	2,946,635
Watch obligors excluding special attention obligors	62,300	24,245	30,007	13,547	13,536	24,430	29,041	197,106
Nonaccrual loans	78,238	10,794	7,341	5,168	3,154	8,852	28,853	142,400
Retail:
Housing Loan:
Normal obligors	785,194	588,599	588,535	600,179	741,969	4,599,546	—	7,904,022
Watch obligors excluding special attention obligors	2,041	1,075	1,566	1,343	2,127	39,046	—	47,198
Nonaccrual loans	20,706	2,268	1,399	1,421	1,640	35,135	—	62,569
Others:
Normal obligors	431,277	154,675	127,379	88,649	85,042	317,237	526,703	1,730,962
Watch obligors excluding special attention obligors	50,212	14,288	10,450	5,888	3,713	5,796	10,545	100,892
Nonaccrual loans	32,594	2,086	1,145	901	837	8,780	12,557	58,900
Sovereign:
Normal obligors	1,466,468	80,260	128,702	71,943	75,389	389,777	12,615	2,225,154
Watch obligors excluding special attention obligors	4,312	3,594	2,164	635	31	—	—	10,736
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions (4):
Normal obligors	51,874	135,135	241,418	24,097	84,244	60,281	162,622	759,671
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	18,340,767	7,937,280	8,546,670	3,613,978	3,392,467	8,293,428	8,444,369	58,568,959

Foreign:
Corporate:
Normal obligors	12,813,813	4,614,310	2,558,432	922,526	655,823	1,143,658	4,501,155	27,209,717
Watch obligors excluding special attention obligors	196,054	36,915	72,529	54,514	894	25,009	127,553	513,468
Nonaccrual loans	61,657	29,657	12,547	3,034	4,417	17,394	14,580	143,286
Retail:
Normal obligors	2,100	2,342	1,468	1,034	1,074	1,401	18	9,437
Watch obligors excluding special attention obligors	—	—	—	14	—	13	—	27
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	96,177	78,727	26,569	157,256	—	4,474	69,320	432,523
Watch obligors excluding special attention obligors	—	—	—	—	—	20,118	—	20,118
Nonaccrual loans	—	710	—	—	—	—	—	710
Banks and other financial institutions (5) :
Normal obligors	1,030,080	317,635	275,695	18,272	1,497	3,105	25,145	1,671,429
Watch obligors excluding special attention obligors	6,341	—	78	—	4,774	—	—	11,193
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	14,206,222	5,080,296	2,947,318	1,156,650	668,479	1,215,172	4,737,771	30,011,908

Total	32,546,989	13,017,576	11,493,988	4,770,628	4,060,946	9,508,600	13,182,140	88,580,867

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	September 30, 2021
	Term loans by origination year						Revolving Loans	Total
	2021	2020	2019	2018	2017	Prior to 2017
	(in millions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	8,189,714	8,020,885	5,614,210	6,241,858	2,078,317	3,590,252	6,537,575	40,272,811
Watch obligors excluding special attention obligors	81,285	96,286	84,448	81,316	47,014	64,902	140,816	596,067
Nonaccrual loans	84,652	121,840	198,406	38,431	136,798	54,315	199,683	834,125
Small and medium-sized companies:
Normal obligors	308,157	496,873	431,411	339,670	203,267	563,176	521,714	2,864,268
Watch obligors excluding special attention obligors	33,846	36,441	31,820	27,171	13,205	34,406	30,506	207,395
Nonaccrual loans	62,960	22,583	8,509	3,328	2,391	9,516	31,481	140,768
Retail:
Housing Loan:
Normal obligors	447,717	614,629	550,698	556,355	571,772	5,039,717	—	7,780,888
Watch obligors excluding special attention obligors	481	1,894	845	1,783	1,142	40,431	—	46,576
Nonaccrual loans	10,775	7,452	1,175	1,349	1,100	33,144	—	54,995
Others:
Normal obligors	130,034	319,234	131,507	107,610	73,837	353,742	507,467	1,623,431
Watch obligors excluding special attention obligors	18,393	41,274	13,092	9,820	5,015	8,469	9,915	105,978
Nonaccrual loans	28,342	9,376	1,800	1,062	899	8,949	12,973	63,401
Sovereign:

Normal obligors	844,284	266,527	85,704	125,215	72,379	425,654	1,100	1,820,863
Watch obligors excluding special attention obligors	951	5,118	1,145	576	161	—	—	7,951
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions (4) :
Normal obligors	48,602	24,845	132,967	221,456	—	144,044	139,047	710,961
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	10,290,193	10,085,257	7,287,737	7,757,000	3,207,297	10,370,717	8,132,277	57,130,478

Foreign:
Corporate:
Normal obligors	9,887,658	4,993,722	4,023,459	1,961,077	730,828	1,347,278	4,614,140	27,558,162
Watch obligors excluding special attention obligors	149,058	106,849	40,203	44,477	19,720	16,717	110,385	487,409
Nonaccrual loans	15,194	17,043	36,032	7,935	765	20,188	8,714	105,871
Retail:
Normal obligors	1,130	1,569	1,978	1,199	522	3,510	17	9,925
Watch obligors excluding special attention obligors	—	—	40	—	—	14	—	54
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	65,240	44,751	53,723	24,142	158,689	3,532	61,176	411,253
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	653	—	—	—	—	653
Banks and other financial institutions (5) :
Normal obligors	636,823	345,528	197,395	249,809	16,127	1,506	28,627	1,475,815
Watch obligors excluding special attention obligors	—	5,390	152	608	—	—	—	6,150
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	10,755,103	5,514,852	4,353,635	2,289,247	926,651	1,392,745	4,823,059	30,055,292

Total	21,045,296	15,600,109	11,641,372	10,046,247	4,133,948	11,763,462	12,955,336	87,185,770

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Special attention obligors are watch obligors with debt in TDR or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the six months ended September 30, 2021.
(4)	Banks and other financial institutions of domestic includes mainly banks and securities companies .
(5)	Banks and other financial institutions of foreign includes mainly banks.
Nonaccrual loans
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and restructured loans that meet the definition of a TDR in accordance with ASC 310. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present
loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In March 2020, the Coronavirus, Aid, Relief, and Economic Security Act (“the CARES Act”) was approved. The CARES Act and U.S. banking agencies have among other items, provided optional, temporary relief related to accounting for certain TDRs. The temporary TDR relief is available to banks for loan modifications related to obligors who were adversely impacted by
COVID-19.
During the year the TDR relief provision was extended to January 1, 2022. As of September 30, 2021, the MHFG Group has not elected any of the temporary TDR relief or any of the other provisions provided by the CARES Act and U.S. banking agencies.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

With regard to nonaccrual loans, interest accruals and the amortization of net origination fees are suspended, and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in a TDR, in general, such loans are restored to accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents nonaccrual loans information at March 31, 2021 and September 30, 2021:

	Amortized cost
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized

	(in millions of yen)
March 31, 2021
Domestic:
Corporate:
Large companies	800,329	16,087	816,416	13,050
Small and medium-sized companies	121,031	21,369	142,400	1,759
Retail:
Housing Loan	37,006	25,563	62,569	1,073
Others	37,884	21,016	58,900	806

Total domestic	996,250	84,035	1,080,285	16,688

Foreign:
Total foreign	117,300	26,696	143,996	2,422

Total	1,113,550	110,731	1,224,281	19,110

September 30, 2021
Domestic:
Corporate:
Large companies	815,107	19,018	834,125	6,787
Small and medium-sized companies	123,862	16,906	140,768	867
Retail:
Housing Loan	31,588	23,407	54,995	477
Others	40,762	22,639	63,401	406

Total domestic	1,011,319	81,970	1,093,289	8,537

Foreign:
Total foreign	98,892	7,632	106,524	843

Total	1,110,211	89,602	1,199,813	9,380

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status corresponds to the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.
The remaining balance of nonaccrual loans that have been partially charged off, was ¥20,197 million and ¥14,887 million as of March 31, 2021 and September 30, 2021 respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Troubled debt restructurings
The MHFG Group considers a loan modification to be a TDR when, for economic or legal reasons related to the obligor’s financial difficulties, it grants a concession to the obligor that it would not otherwise consider. The Group considers the relevant obligor to be in financial difficulty generally when its obligor rating is E2 or below. The following table presents modified loans that were determined to be TDRs during the six months ended September 30, 2020 and 2021:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs

	(in millions of yen)
September 30, 2020

Domestic:
Corporate:
Large companies	—	—	264,952
Small and medium-sized companies	—	—	54,760
Retail:
Housing Loan	—	—	14,690
Others	—	—	9,130
Banks and other financial institutions	—	—	1,600

Total domestic	—	—	345,132

Foreign:
Total foreign	—	—	80,889

Total	—	—	426,021

September 30, 2021

Domestic:
Corporate:
Large companies	5,849	22,757	375,248
Small and medium-sized companies	—	—	60,856
Retail:
Housing Loan	—	—	4,996
Others	—	—	10,288

Total domestic	5,849	22,757	451,388

Foreign:
Total foreign	—	—	21,206

Total	5,849	22,757	472,594

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2020 and 2021 with respect to the loans modified as TDRs within the previous twelve months:

	Recorded investment
	September 30, 2020	September 30, 2021

	(in millions of yen)
Domestic:
Corporate:
Large companies	2,084	1,148
Small and medium-sized companies	3,861	2,157
Retail:
Housing Loan	505	579
Others	1,104	515

Total domestic	7,554	4,399

Foreign:
Total foreign	43,786	14,125

Total	51,340	18,524

Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2021 and September 30, 2021:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in millions of yen)
March 31, 2021
Domestic:
Corporate:
Large companies	1,275	4,607	27,387	33,269	42,349,445	42,382,714
Small and medium-sized companies	1,386	—	9,185	10,571	3,275,570	3,286,141
Retail:
Housing Loan	9,776	7,102	21,257	38,135	7,975,654	8,013,789
Others	5,165	1,123	12,012	18,300	1,872,454	1,890,754
Sovereign	—	—	—	—	2,235,890	2,235,890
Banks and other financial institutions	—	—	—	—	759,671	759,671

Total domestic	17,602	12,832	69,841	100,275	58,468,684	58,568,959

Foreign:
Total foreign	—	7,477	30,795	38,272	29,973,636	30,011,908

Total	17,602	20,309	100,636	138,547	88,442,320	88,580,867

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in millions of yen)
September 30, 2021
Domestic:
Corporate:
Large companies	—	3,149	22,168	25,317	41,677,686	41,703,003
Small and medium-sized companies	1,794	336	9,490	11,620	3,200,811	3,212,431
Retail:
Housing Loan	14,521	7,250	19,092	40,863	7,841,596	7,882,459
Others	5,034	1,056	12,272	18,362	1,774,448	1,792,810
Sovereign	—	—	—	—	1,828,814	1,828,814
Banks and other financial institutions	—	—	—	—	710,961	710,961

Total domestic	21,349	11,791	63,022	96,162	57,034,316	57,130,478

Foreign:
Total foreign	—	—	23,004	23,004	30,032,288	30,055,292

Total	21,349	11,791	86,026	119,166	87,066,604	87,185,770

Note: The majority of total foreign consist of corporate.
Loans held for sale
Loans that have been identified for sale are classified as loans held for sale within
O
ther assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥29,834 million and ¥46,749 million at March 31, 2021 and September 30, 2021, respectively.
Collateral Dependent Loans
The MHFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of September 30, 2021, collateral relating to these loans comprised of real estate, exchange traded equity securities and deposits, etc., and primarily collateral type was real estate. There were no significant changes in the extent to which collateral secures these loans during this fiscal year and no significant concentration of collateral against any portfolio segment.
5. Allowance for credit losses on loans
The MHFG Group divides its overall portfolio into domestic and foreign portfolios, and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions. When management estimates current expected credit losses to determine the allowance for credit losses, small balance, homogeneous loans are classified in the retail portfolio segment, and loans other than these are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

corporate portfolio segment also includes loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses on loans and Note 4 “Loans” for further details of obligor ratings and pool allocations.
Changes in Allowance for credit losses on loans by portfolio segment for the six months ended September 30, 2020 and 2021 are shown below:

	Corporate	Retail	Total

	(in millions of yen)
Six months ended September 30, 2020
Balance at beginning of period	413,026	27,829	440,855

April 1, 2020 adoption of CECL	77,514	78,241	155,755

Adjusted Balance at beginning of period	490,540	106,070	596,610

Provision (credit) for credit losses on loans	64,133	(11,051)	53,082

Charge-offs	(28,417)	(3,446)	(31,863)
Recoveries	5,260	479	5,739

Net charge-offs	(23,157)	(2,967)	(26,124)

Others (Note)	(997)	(45)	(1,042)

Balance at end of period	530,519	92,007	622,526

Six months ended September 30, 2021
Balance at beginning of period	562,470	88,379	650,849

Provision (credit) for credit losses on loans	49,695	(1,490)	48,205

Charge-offs	(38,473)	(2,423)	(40,896)
Recoveries	5,827	664	6,491

Net charge-offs	(32,646)	(1,759)	(34,405)

Others (Note)	579	—	579

Balance at end of period	580,098	85,130	665,228

Note: Others includes primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

6. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	2,339,902	1,668,239
Other	393,410	414,363
Collateral pledged:
Collateral pledged for derivative transactions	1,088,847	900,101
Margins provided for futures contracts	297,496	338,584
Other	939,557	888,466
Prepaid pension cost	999,962	851,035
Right-of-use assets	611,533	594,381
Security deposits	104,915	103,728
Loans held for sale	29,834	46,749
Other	651,572	681,447

Total	7,457,028	6,487,093

Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	2,576,887	2,450,159
Other	403,501	425,615
Guaranteed trust principal (Note)	814,509	807,635
Lease liabilities	636,541	615,846
Collateral accepted:
Collateral accepted for derivative transactions	763,642	721,662
Margins accepted for futures contracts	555,760	913,262
Unearned income	120,521	113,450
Other	1,337,397	1,457,152

Total	7,208,758	7,504,781

Note:
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

7. Preferred and common stock
Preferred stock
The composition of preferred stock at March 31, 2021 and September 30, 2021 is as follows:

Class of stock	March 31, 2021		September 30, 2021
	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—
Common stock
The number of issued shares of common stock at March 31, 2021 and September 30, 2021 was 2,539,249,894. There was no increase or decrease during the six months ended September 30, 2021.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

8. Accumulated other comprehensive income (loss), net of tax
Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2020 and 2021 are as follows:

	Six months ended September 30,
	2020	2021

	(in millions of yen)

AOCI, balance at beginning of period	(9,494)	318,114
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	(19,592)	(8,173)
Unrealized holding gains (losses) during period	644	6,034
Less: reclassification adjustments for losses (gains) included in net income	754	(525)

Change during period	1,398	5,509

Balance at end of period	(18,194)	(2,664)

Foreign currency translation adjustments:
Balance at beginning of period	(109,872)	(86,873)
Foreign currency translation adjustments during period	(36,652)	52,231
Less: reclassification adjustments for losses (gains) included in net income	(409)	—

Change during period	(37,061)	52,231

Balance at end of period	(146,933)	(34,642)

Pension liability adjustments:
Balance at beginning of period	69,455	397,153
Unrealized gains (losses) during period	190,394	(5,107)
Less: reclassification adjustments for losses (gains) included in net income	672	(9,187)

Change during period	191,066	(14,294)

Balance at end of period	260,521	382,859

Own credit risk adjustments:
Balance at beginning of period	50,515	16,007
Unrealized gains (losses) during period	(9,340)	(6,218)
Less: reclassification adjustments for losses (gains) included in net income	(2,732)	443

Change during period	(12,072)	(5,775)

Balance at end of period	38,443	10,232

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	143,331	37,671

AOCI, balance at end of period	133,837	355,785

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended Sept
e
mber 30, 2021:

	Six months ended September 30, 2021
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders

	(in millions of yen)

Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	738	(213)	525	—	525	Investment gains (losses)-net
Pension liability adjustments	13,074	(3,875)	9,199	(12)	9,187	Salaries and employee benefits
Own credit risk adjustments	(714)	219	(495)	52	(443)	Other noninterest income (expenses)

Total	13,098	(3,869)	9,229	40	9,269

Notes:
(1)	The financial statement line item in which the amou n ts in the Before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the Tax effect and the Net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense and Net income, respectively.

9. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2021 and September 30, 2021 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2021		September 30, 2021
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,405	8.01	5,379	8.01
Actual	7,850	11.63	8,244	12.27
Tier 1 capital:
Required (1)	6,418	9.51	6,386	9.51
Actual	9,702	14.37	10,098	15.03
Total risk-based capital:
Required (1)	7,767	11.51	7,729	11.51
Actual	11,385	16.87	11,927	17.76
Leverage Ratio (2) :
Required	6,016	3.00	6,108	3.00
Actual	9,702	4.83	10,098	4.96
MHBK:
Common Equity Tier 1 capital:
Required	2,823	4.50	2,794	4.50
Actual	6,972	11.11	7,340	11.82
Tier 1 capital:
Required	3,764	6.00	3,726	6.00
Actual	8,819	14.05	9,187	14.79
Total risk-based capital:
Required	5,019	8.00	4,967	8.00
Actual	10,400	16.57	10,924	17.59
Leverage Ratio (2) :
Required	5,660	3.00	5,700	3.00
Actual	8,819	4.67	9,187	4.83
MHTB:
Common Equity Tier 1 capital:
Required	82	4.50	81	4.50
Actual	527	28.94	479	26.70
Tier 1 capital:
Required	109	6.00	108	6.00
Actual	527	28.94	479	26.70
Total risk-based capital:
Required	146	8.00	144	8.00
Actual	527	28.94	479	26.71
Leverage Ratio (2) :
Required	138	3.00	129	3.00
Actual	527	11.41	479	11.17

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2021		September 30, 2021
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Non-consolidated:
MHBK:
Common Equity Tier 1 cap i tal:
Required	2,648	4.50	2,619	4.50
Actual	6,561	11.14	6,790	11.66
Tier 1 capital:
Required	3,531	6.00	3,492	6.00
Actual	8,406	14.28	8,635	14.83
Total risk-based capital:
Required	4,708	8.00	4,656	8.00
Actual	9,987	16.96	10,355	17.79
Leverage Ratio (2) :
Required	5,343	3.00	5,373	3.00
Actual	8,406	4.72	8,635	4.82
MHTB:
Common Equity Tier 1 capital:
Required	82	4.50	80	4.50
Actual	519	28.63	465	26.03
Tier 1 capital:
Required	109	6.00	107	6.00
Actual	519	28.63	465	26.03
Total risk-based capital:
Required	145	8.00	143	8.00
Actual	519	28.64	465	26.04
Leverage Ratio (2) :
Required	135	3.00	125	3.00
Actual	519	11.51	465	11.15

Notes:
(1)
The required ratios disclosed above, at March 31, 2021 and September 30, 2021, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.01%, and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”)
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2021 and September 30, 2021 exclude amounts of deposits to the Bank of Japan.
MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.
Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Business improvement orders
In September and November 2021, MHFG and MHBK received business improvement orders from the Financial Services Agency of Japan, pursuant to the provisions of Article 52-33, Paragraph 1 and Article 26, Paragraph 1 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred from February to September 2021. MHFG and MHBK has been and will be formulating and implementing the business improvement plans and measures so that further similar incidents will be prevented. See Note 14 “Commitments and contingencies” for further information on the impact that these orders have on the consolidated financial statements.
10. Earnings per common share
Basic earnings per common share are computed by dividing net income attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs.
The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Net income:
Net income attributable to MHFG common shareholders	315,886	312,657

Effect of dilutive securities	—	—

Net income attributable to common shareholders after assumed conversions	315,886	312,657

	Six months ended September 30,
	2020	2021

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,537,272	2,536,902

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	93	119

Weighted average common shares after assumed conversions	2,537,365	2,537,021

	Six months ended September 30,
	2020	2021

	(in yen)
Earnings per common share:
Basic net income per common share	124.50	123.24

Diluted net income per common share (Note)	124.49	123.24

Note:
For the six months ended September 30, 2020, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

11. Income taxes
The following table presents the components of Income tax expense for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Current tax expense	79,954	67,822
Deferred tax expense (benefit)	57,807	(28,200)

Total income tax expense	137,761	39,622

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2020 and 2021. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	579	926
Less: reclassification adjustments	306	(213)

Total	885	713

Pension liability adjustments:
Unrealized gains (losses)	83,994	(2,144)
Less: reclassification adjustments	321	(3,875)

Total	84,315	(6,019)

Own credit risk adjustments:
Unrealized gains (losses)	(2,351)	(2,638)
Less: reclassification adjustments	(1,259)	219

Total	(3,610)	(2,419)

Total tax effect before allocation to noncontrolling interests	81,590	(7,725)

The statutory tax rates were both 30.62% as of September 30, 2020 and 2021. The effective tax rates, 25.15% and 10.34
% for the six months ended September 30, 2020 and 2021, respectively, differed from the statutory tax rates. The difference of the tax rates for the six months ended September 30, 2020 resulted mainly from the effect of noncontrolling interest income of consolidated VIEs. The significant difference of the tax rate for the six months ended September 30, 2021 resulted mainly from the reversal of an outside basis difference related to the share buyback conducted by MHSC in response to improving the capital position and aligning to the MHFG Group’s capital policy, and was partially offset by an increase in the valuation allowance.
At September 30, 2021, the MHFG Group had net operating loss carryforwards totaling ¥788 billion.
The total amount of unrecognized tax benefits was ¥4,492 million at September 30, 2021, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

A portion of unrecognized tax benefits at March 31, 2021 was resolved in the six months period ended September 30, 2021, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
12. Pension and other employee benefit plans
The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2020 and 2021:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Service cost-benefits earned during the period	22,695	16,365
Interest costs on projected benefit obligations	2,931	2,700
Expected return on plan assets	(20,073)	(18,478)
Amortization of prior service cost (benefits)	205	(2,410)
Amortization of net actuarial loss (gain)	836	(10,263)
Special termination benefits	4,981	4,154

Net periodic benefit cost	11,575	(7,932)

In September 2020, based on various approvals, MHFG and certain domestic subsidiaries communicated to their employees an amendment to the defined benefit pension plans that was effective as of October 1, 2020. In accordance with ASC 715, “Compensation—Retirement Benefits” (“ASC 715”), any change in projected benefit obligations due to a plan amendment is required to be recognized as prior service benefits (cost) as of the amendment date. Accordingly, the MHFG Group recognized ¥73,998 million of prior service benefits for the six months ended September 30, 2020.
13. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstan
d
ing as of March 31, 2021 and September 30, 2021. The fair values of derivatives are presented on a gross basis, derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2021	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,174,835	—	4,639	—	4,476
Foreign exchange contracts	182,809	—	3,328	—	3,246
Equity-related contracts	7,865	—	531	—	384
Credit-related contracts	10,431	—	94	—	113
Other contracts	413	—	33	—	33

Total	1,376,353	—	8,625	—	8,252

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2021	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,061,161	—	3,404	—	3,245
Foreign exchange contracts	192,620	—	2,487	—	2,383
Equity-related contracts	9,782	—	495	—	328
Credit-related contracts	11,478	—	116	—	136
Other contracts	528	—	63	—	65

Total	1,275,569	—	6,565	—	6,157

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥1,108 billion and ¥764 billion at March 31, 2021, and ¥900 billion and ¥722 billion at September 30, 2021, respectively.
Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include net investment hedges.
Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income, provided that the hedging instrument is designated as a hedge of the net investment.
The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2020 and 2021:

	Gains (losses) recorded in other comprehensive income (“OCI”) for six months ended September 30,
	2020	2021

	(in millions of yen)
Financial instruments hedging foreign exchange risk	1,538	(1,241)

Total	1,538	(1,241)

Note:
No amount related to the net investment hedges was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2021. Related to the net investment hedges, gains (losses) of ¥(1,312) million was reclassified from Accumulated other comprehensive income to earnings for the six months ended September 30, 2020.

Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans
,
etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2020 and 2021:

	Gains (losses) recorded in income for six months ended September 30,
	2020	2021

	(in millions of yen)
Interest rate contracts	32,791	20,602
Foreign exchange contracts	26,277	7,407
Equity-related contracts	(31,999)	33,504
Credit-related contracts (Note)	(29,219)	(15,599)
Other contracts	26,692	6,875

Total	24,542	52,789

Note:
Amounts include the net gains (losses) of ¥(1,221) million and ¥(395) million on the credit derivatives economically managing the cr
e
dit risk of loans during the six months ended September 30, 2020 and 2021, respectively.

Credit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.
The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2021 and September 30, 2021:

	March 31, 2021		September 30, 2021
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	3,687	71	4,150	86
Non-investment grade	872	17	916	22

Total	4,559	88	5,066	108

Credit protection purchased	5,872	(107)	6,412	(128)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be BBB
-
, while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2021 and September 30, 2021:

	Maximum payout/Notional amount
	March 31, 2021	September 30, 2021

	(in billions of yen)
One year or less	249	230
After one year through five years	4,184	4,662
After five years	126	174

Total	4,559	5,066

Note:
The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit
protection purchased.

Credit-related contingent features
Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	780	587
Collateral provided to counterparties in the normal course of business	584	436
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	196	151
14. Commitments and contingencies
Obligations under guarantees
The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.
The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.
The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2021 and September 30, 2021. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2021	September 30, 2021

	(in billions of yen)
Performance guarantees	2,730	2,764
Guarantees on loans	348	448
Guarantees on securities	79	69
Other guarantees	2,390	2,558
Guarantees for the repayment of trust principal	28	25
Liabilities of trust accounts	480	466
Derivative financial instruments	23,933	26,445

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in billions of yen)
Investment grade	4,427	4,583
Non-investment grade	1,120	1,256

Total	5,547	5,839

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.
The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2021 and September 30, 2021:

	March 31, 2021	September 30, 2021

	(in billions of yen)
Commitments to extend credit (Note)	93,999	87,549
Commercial letters of credit	797	1,028

Total	94,796	88,577

Note:	Commitments to extend credit include commitments to invest in securities.
Legal proceedings and investigations
The MHFG Group is involved in
normal
collection proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated
financial statements.
15. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The MHFG Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.
The table below shows the consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2021 and September 30, 2021:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2021	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,628	—	—
Asset-backed securitizations	921	127	48
Investments in securitization products	390	—	—
Investment funds	2,299	3,219	768
Trust arrangements and other	5,535	—	—

Total	11,773	3,346	816

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2021	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	2,537	—	—
Asset-backed securitizations	1,198	138	57
Investments in securitization products	394	—	—
Investment funds	2,146	3,052	716
Trust arrangements and other	5,525	—	—

Total	11,800	3,190	773

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

As of March 31, 2021 and September 30, 2021, the noncontrolling interests in consolidated VIEs amounted to ¥464 billion and ¥564 billion, respectively, and are included in the Group’s equity-classified noncontrolling interests.
The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2021 and September 30, 2021:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2021	September 30, 2021

	(in billions of yen)
Trading account assets	127	130
Investments	513	464
Loans	66	68

Total	706	662

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2021	September 30, 2021

	(in billions of yen)
Payables under securities lending transactions	53	55
Trading account liabilities	2	2

Total	55	57

Maximum exposure to loss (Note)	816	773

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the Group’s variable interest can take different forms, as described further in the notes below. Additionally the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet
financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.
In these cases, the MHFG Group consider
s
 that these variable interests are not significant as the MHFG Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the MHFG Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
The MHFG Group established certain VIEs to securitize its own mortgage loans. The Group provides servicing for and holds retained subordinated beneficial interests in the securitized mortgage loans. In addition, the Group retains credit exposure in the form of guarantees on these loans. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through its retained interests and its aforementioned involvement as a guarantor, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity. Therefore, the Group consolidates such VIEs.
The MHFG Group started Tender Option Bond (“TOB”) programs in the fiscal year ended March 31, 2020, which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The MHFG Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where MHFG Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, va
r
ious types of CDO/
CLO
, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third-party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.
Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the MHFG Group considers that these variable interests are not significant except for its specific involvement as noted below;
With respect to guaranteed principal money trust products, the
MHFG
Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates
such VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2021 and September 30, 2021.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.
The MHFG Group has established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group, as a result from Special Funds-Supplying Operations implemented by the Bank of Japan to facilitate financing in response to
COVID-19.
The Group pledges the beneficiary interests as collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.
Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group has established several wholly-owned
off-shore
vehicles which issue securities, typically preferred stock that is fully guaranteed by the MHFG Group, to investors unrelated to the MHFG Group to fund purchases of debt instruments issued by the MHFG Group. These entities are considered VIEs because they lack

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

sufficient equity to finance their activities; however, the MHFG Group’s investment in the vehicles’ equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicles was used to purchase debt instruments issued by the MHFG Group. Because the MHFG Group does not have variable interests in these vehicles, the MHFG Group does not consolidate these entities. Debt instruments issued by the MHFG Group, which are included in Long-term debt, were ¥332 billion and ¥336 billion at March 31, 2021 and September 30, 2021, respectively.
Securitization
The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.
For the six months ended September 30, 2020 and 2021, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2021 and September 30, 2021.
There are certain transactions where transfers of financial assets do not qualify for the aforementioned sales criteria and are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥176 billion and ¥181 billion as of March 31, 2021, and ¥153 billion and ¥179 billion as of September 30, 2021, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

16. Noninterest income
Details of Noninterest income for the six months ended September 30, 2020 and 2021 are as follows:

	Six months ended September 30,
	2020	2021

	(in millions of yen)
Fee and commission income:

Securities-related business (1)	78,441	89,387
Deposits-related business (1)	7,408	7,569
Lending-related business (2)(4)	79,619	78,053
Remittance business (1)	54,785	54,576
Asset management business (1)	45,948	60,596
Trust-related business (1)	54,425	66,393
Agency business (1)	15,064	18,573
Guarantee-related business (3)	15,560	16,781
Fees for other customer services (1)	77,067	82,988

Total Fee and commission income	428,317	474,916

Foreign exchange gains (losses)—net (3)	22,785	21,708
Trading account gains (losses)—net (2)	257,591	83,255
Investment gains (losses)—net:
Debt securities (3)	46	(317)
Equity securities (3)	266,119	135,070
Equity in earnings (losses) of equity method investees-net (3)	5,788	16,541
Gains on disposal of premises and equipment (3)	6,849	1,988
Other noninterest income (2) (5)	23,715	29,234

Total	1,011,210	762,395

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 17 “Fair value” for further details.
Certain Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.
Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies” to the consolidated financial statements in the Group’s most recent Form
20-F.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥25 billion and ¥29 billion for the six months ended September 30, 2020, respectively, and ¥28 billion and ¥38 billion for the six months ended September 30, 2021, respectively.
Trading account gains (losses)—net and Other noninterest income
In addition to Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥45 billion and ¥42 billion for the six months ended September 30, 2020 and 2021, respectively, are within the scope of ASC 606 and accounted for in Trading account gains
(losses)-net.
Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the six months ended September 30, 2020 and 2021, approximately
¥7 billion and ¥7 billion,
respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon
settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2021 and September 30, 2021, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2021 and September 30, 2021, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2021 and September 30, 2021, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
17. Fair value
Fair value measurements
ASC 820, “Fair Value Measurements” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value hierarchy
ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter
derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2021, there were no significant changes made to the Group’s valuation techniques and related inputs.
Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the event that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year
 period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The Group calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk. The Group measures these valuation adjustments based on net exposure of a group of financial assets and financial liabilities to credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either recent market transactions or a pricing model that can be corroborated by observable market data.
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using the same procedures described under
Trading securities
and trading securities sold, not yet purchased
above.
Other investments
Other investments consist of investments held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
Non-marketable
equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.
Long-term debt
Fair value accounting is elected for certain long-term debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2021 and September 30, 2021, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2021	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,923	11	—	1,934
Japanese local government bonds	—	120	—	120
U.S. Treasury bonds and federal agency securities	3,544	604	—	4,148
Other foreign government bonds	775	500	—	1,275
Agency mortgage-backed securities	—	4,727	—	4,727
Residential mortgage-backed securities	—	—	9	9
Certificates of deposit and commercial paper	—	1,204	—	1,204
Corporate bonds and other (2)	34	1,638	1,033	2,705
Equity securities	1,220	326	29	1,575
Trading securities measured at net asset value (3)				431
Derivative financial instruments:
Interest rate contracts	63	4,564	12	4,639
Foreign exchange contracts	—	3,304	24	3,328
Equity-related contracts	170	339	22	531
Credit-related contracts	—	91	3	94
Other contracts	10	6	17	33
Available-for-sale securities:
Japanese government bonds	20,598	323	—	20,921
Japanese local government bonds	—	463	—	463
U.S. Treasury bonds and federal agency securities	911	—	—	911
Other foreign government bonds	535	972	—	1,507
Agency mortgage-backed securities	—	521	—	521
Residential mortgage-backed securities	—	48	23	71
Commercial mortgage-backed securities	—	—	716	716
Japanese corporate bonds and other debt securities	—	1,539	365	1,904
Foreign corporate bonds and other debt securities	—	707	132	839
Equity securities:
Equity securities with readily determinable fair values	3,375	104	—	3,479
Equity securities measured at net asset value (3)				121
Other investments	2	—	53	55

Total assets measured at fair value on a recurring basis	33,160	22,111	2,438	58,261

Liabilities:
Trading securities sold, not yet purchased	2,138	488	—	2,626
Derivative financial instruments:
Interest rate contracts	64	4,408	4	4,476
Foreign exchange contracts	—	3,245	1	3,246
Equity-related contracts	224	117	43	384
Credit-related contracts	—	112	1	113
Other contracts	7	9	17	33
Long-term debt (4)	—	1,990	713	2,703

Total liabilities measured at fair value on a recurring basis	2,433	10,369	779	13,581

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2021	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	2,612	9	—	2,621
Japanese local government bonds	—	74	—	74
U.S. Treasury bonds and federal agency securities	4,900	770	—	5,670
Other foreign government bonds	760	527	—	1,287
Agency mortgage-backed securities	—	4,715	—	4,715
Residential mortgage-backed securities	—	—	8	8
Certificates of deposit and commercial paper	—	1,121	—	1,121
Corporate bonds and other (2)	58	1,780	826	2,664
Equity securities	1,961	227	30	2,218
Trading securities measured at net asset value (3)				374
Derivative financial instruments:
Interest rate contracts	31	3,363	10	3,404
Foreign exchange contracts	—	2,464	23	2,487
Equity-related contracts	189	283	23	495
Credit-related contracts	—	113	3	116
Other contracts	26	4	33	63
Available-for-sale securities:
Japanese government bonds	18,807	196	—	19,003
Japanese local government bonds	—	495	—	495
U.S. Treasury bonds and federal agency securities	1,074	—	—	1,074
Other foreign government bonds	444	887	—	1,331
Agency mortgage-backed securities	—	599	—	599
Residential mortgage-backed securities	—	44	20	64
Commercial mortgage-backed securities	—	1	766	767
Japanese corporate bonds and other debt securities	—	1,637	347	1,984
Foreign corporate bonds and other debt securities	—	764	117	881
Equity securities:
Equity securities with readily determinable fair values	3,717	106	—	3,823
Equity securities measured at net asset value (3)				160
Other investments	3	—	53	56

Total assets measured at fair value on a recurring basis	34,582	20,179	2,259	57,554

Liabilities:
Trading securities sold, not yet purchased	2,172	805	—	2,977
Derivative financial instruments:
Interest rate contracts	30	3,210	5	3,245
Foreign exchange contracts	—	2,382	1	2,383
Equity-related contracts	167	99	62	328
Credit-related contracts	—	134	2	136
Other contracts	18	15	32	65
Long-term debt (4)	—	2,111	752	2,863

Total liabilities measured at fair value on a recurring basis	2,387	8,756	854	11,997

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2021 and September 30, 2021 were ¥55 billion and ¥54 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2020 and 2021:

Six months ended September 30, 2020	April 1, 2020	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2020	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	10	—	(2)	—		—	—	—	—	—	(1)	9	—
Corporate bonds and other	1,115	18	(2)	—		—	(1)	189	(113)	—	(123)	1,085	18
Equity securities	30	(2	) (2)	—		—	—	2	—	—	—	30	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	(5)	(3	) (2)	—		—	—	—	—	—	5	(3)	1
Foreign exchange contracts	16	4	(2)	—		—	—	—	—	—	(1)	19	5
Equity-related contracts	(17)	4	(2)	—		—	—	—	—	—	2	(11)	3
Credit-related contracts	(2)	3	(2)	—		1	1	—	—	—	(2)	1	1
Other contracts	1	—	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	31	—	(3)	—	(4)	—	—	—	—	—	(4)	27	—
Commercial mortgage-backed securities	615	—	(3)	1	(4)	—	—	78	(51)	—	(2)	641	—
Japanese corporate bonds and other debt securities	157	(7	) (3)	8	(4)	—	—	344	—	—	(11)	491	—
Foreign corporate bonds and other debt securities	174	1	(3)	8	(4)	—	—	31	—	—	(36)	178	—
Other investments	39	(1	) (3)	—		—	—	38	(1)	—	(19)	56	(1)
Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	—	20	—	—	20	—
Long-term debt	621	(37	) (5)	(8	) (4)	19	(35)	—	—	108	(120)	638	(27)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Six months ended September 30, 2021	April 1, 2021	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2021	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	9	—	(2)	—		—	—	—	—	—	(1)	8	—
Corporate bonds and other	1,033	4	(2)	—		—	(1)	232	(144)	—	(298)	826	5
Equity securities	29	1	(2)	—		—	—	—	—	—	—	30	1
Derivative financial instruments, net (1) :
Interest rate contracts	8	(5	) (2)	—		—	—	—	—	—	2	5	(5)
Foreign exchange contracts	23	(1	) (2)	—		—	—	—	—	—	—	22	(2)
Equity-related contracts	(21)	(14	) (2)	—		—	—	—	—	—	(4)	(39)	(22)
Credit-related contracts	2	(1	) (2)	—		(1)	—	—	—	—	1	1	1
Other contracts	—	1	(2)	—		—	—	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	23	—	(3)	—	(4)	—	—	—	—	—	(3)	20	—
Commercial mortgage-backed securities	716	—	(3)	—	(4)	—	—	63	(6)	—	(7)	766	—
Japanese corporate bonds and other debt securities	365	2	(3)	—	(4)	—	—	8	—	—	(28)	347	2
Foreign corporate bonds and other debt securities	132	—	(3)	(3	) (4)	—	—	19	—	—	(31)	117	—
Other investments	53	(1	) (3)	—		—	—	34	(1)	—	(32)	53	(2)
Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(1)	1	—	—	—	—
Long-term debt	713	6	(5)	(5	) (4)	1	(1)	—	—	256	(216)	752	9

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)-net, Foreign exchange gains (losses)-net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)-net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and OCI during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2020 and 2021. The amounts of unrealized gains (losses) in OCI are related to Available-for-sale securities and Long-term debt, which were ¥7 billion and ¥(8) billion, respectively, at September 30, 2020, and ¥nil billion and
¥(5)
billion, respectively, at September 30, 2021.

Transfers
between levels
During the six months ended September 30, 2020, the transfers into Level 3 included ¥1 billion of net Derivative assets and ¥19 billion of Long-term debt. Transfers into Level 3 for net Derivative assets were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2020, the transfers out of Level 3 included ¥1 billion of Trading securities, ¥1 billion of net Derivative liabilities and ¥35 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain Japanese corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes.
During the six months ended September 30, 2021, the transfers into Level 3 included ¥1 billion of net Derivative liabilities and ¥1 billion of Long-term debt. Transfers into Level 3 for net Derivative liabilities were primarily due to changes in the observability of the inputs used to measure fair value of certain credit-related derivatives. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2021, the transfers out of Level 3 included ¥1 billion of Trading securities and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes
.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2021 and September 30, 2021:

March 31, 2021

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (5)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	32	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	2% - 17% 0% - 1% 100% - 100% 28bps - 170bps	7% 0% 100% 51bps

Commercial mortgage-backed securities	716	Discounted cash flow Price-based	Discount margin	5bps - 210bps	22bps

Corporate bonds and other debt securities	1,530	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	10% - 18% 1% - 24% 10% - 68% 45bps - 143bps 4bps - 507bps	18% 2% 66% 115bps 284bps

Derivative financial instruments, net:
Interest rate contracts	8	Internal valuation model (3)	IR – IR correlation	35% - 100%	76%

Foreign exchange contracts	23	Internal valuation model (3)	FX – IR correlation FX – FX correlation	23% - 50% 43% - 65%	30% 54%

Equity-related contracts	(21)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25% - 25% 0% - 100% 8% - 71%	25% 88% 41%

Credit-related contracts	2	Internal valuation model (3)	Default rate Credit correlation	0% - 5% 40% - 100%	1% 66%

Other contracts	—	Internal valuation model (3)	Commodity volatility	0% - 63%	33%

Long-term debt	713	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	49% - 100% 23% - 50% 43% - 65% 25% - 25% -33% - 50% 0% - 100% 8% - 71% 0% - 5% 17% - 100%	78% 36% 54% 25% 0% 88% 29% 1% 68%

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2021

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (5)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	28	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	1% - 17% 0% - 1% 100% - 100% 28bps - 170bps	6% 0% 100% 50bps

Commercial mortgage-backed securities	766	Discounted cash flow Price-based	Discount margin	6bps - 726bps	23bps

Corporate bonds and other debt securities	1,290	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	22% - 24% 0% - 30% 10% - 68% 25bps - 143bps 4bps - 502bps	24% 2% 65% 109bps 387bps

Derivative financial instruments, net:
Interest rate contracts	5	Internal valuation model (3)	IR – IR correlation	23% - 100%	75%

Foreign exchange contracts	22	Internal valuation model (3)	FX – IR correlation FX – FX correlation	24% - 51% 41% - 65%	31% 53%

Equity-related contracts	(39)	Internal valuation model (3)	Equity – IR correlation Equity correlation Equity volatility	25% - 25% 7% - 100% 7% - 101%	25% 89% 45%

Credit-related contracts	1	Internal valuation model (3)	Default rate Credit correlation	0% - 5% 41% - 100%	1% 67%

Other contracts	1	Internal valuation model (3)	Commodity volatility	0% - 41%	33%

Long-term debt	752	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity correlation Equity volatility Default rate Credit correlation	23% - 100% 24% - 51% 41% - 65% 25% - 25% -18% - 93% 7% - 100% 7% - 101% 0% - 6% 17% - 100%	75% 39% 53% 25% 0% 89% 31% 1% 67%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents the counterparty default rate derived from the MHFG Group’s own internal credit analyses.
(5)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
IR	= Interest rate
FX	= Foreign exchange

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0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Uncertainty of fair value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
(1) Prepayment rate
The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.
(2) Default rate
The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.
(3) Recovery rate
The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.
(4) Discount margin
The discount margin is the portion of the interest rate over a benchmark market interest rate such as Tokyo Interbank Offered Rate (“TIBOR”) or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
(5) Correlation
Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.
(6) Volatility
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

F-6
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2021 and September 30, 2021:

March 31, 2021	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	85	—	3	82	167
Loans held-for-sale	22	—	21	1	23
Equity securities (without readily determinable fair values)	3	—	—	3	4
Premises and equipment-net	—	—	—	—	7
Other assets	24	—	—	24	34

Total assets measured at fair value on a nonrecurring basis	134	—	24	110	235

September 30, 2021	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	57	—	—	57	102
Loans held-for-sale	21	—	11	10	22
Equity securities (without readily determinable fair values)	24	—	16	8	10
Other investments	3	3	—	—	5

Total assets measured at fair value on a nonrecurring basis	105	3	27	75	139

Note:	The fair values may not be current as of the dates indicated, but rather as of the da t e the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above became nonaccrual and are measured based upon the observable market price of the loan, which is classified as Level 2, or the fair value of the underlying collateral, which is classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy.
Equity securities (without readily determinable fair values) in the table above consist of non-marketable
equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable
equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable
equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity securities, they are classified as Level 3. The fair values of non-marketable equity securities adjusted based on observed transaction prices are mainly classified as Level 2.

F-6
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. There were no other investments measured at fair value on a nonrecurring basis as of March 31, 2021.
Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value.
There were no premises and equipment—net and other assets
measured at fair value on a nonrecurring basis as of September 30, 2021.
Fair value option
The MHFG Group elected the fair value option for certain eligible financial instruments described below.
Foreign currency denominated debt securities
The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets.
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Long-term debt and interest on these notes continues to be reported in Interest expense on long-term debt based on the contractual rates. Only an immaterial amount included in Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥14 billion and ¥11 billion at March 31, 2021 and September 30, 2021, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥17 billion and ¥(30) billion for the six months ended September 30, 2020 and 2021, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described

F-6
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.
The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions
The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale

securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥186 billion and ¥209 billion at March 31, 2021 and September 30, 2021, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions
The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

F-6
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Interest-bearing deposits
The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.
Due to trust accounts
The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.
Other short-term borrowings
The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Long-term debt
Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2021 and September 30, 2021.

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2021 and September 30, 2021, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	March 31, 2021
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	63,910	63,910	47,441	16,469	—
Investments	887	904	490	414	—
Loans, net of allowance (Note)	87,708	88,845	—	—	88,845
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	53,278	53,278	—	53,278	—
Interest-bearing deposits	118,860	118,849	—	118,849	—
Due to trust accounts	381	381	—	381	—
Other short-term borrowings	9,086	9,086	—	9,086	—
Long-term debt	9,034	9,219	—	7,847	1,372

	September 30, 2021
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	67,649	67,649	46,328	21,321	—
Investments	1,396	1,404	488	916	—
Loans, net of allowance (Note)	86,299	87,555	—	—	87,555
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	54,803	54,803	—	54,803	—
Interest-bearing deposits	119,347	119,334	—	119,334	—
Due to trust accounts	409	409	—	409	—
Other short-term borrowings	9,039	9,039	—	9,039	—
Long-term debt	9,184	9,367	—	7,895	1,472

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

F-6
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities
Derivatives
The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.
Repurchase and resale agreements and securities lending and borrowing transactions
Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities at March 31, 2021 and September 30, 2021. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts

	(in billions of yen)
March 31, 2021
Assets (1) :
Derivatives	8,625	—	8,625	(5)	(6,323)	(588)	1,714
Receivables under resale agreements	11,623	—	11,623	(6)	(10,478)	—	1,145
Receivables under securities borrowing transactions	2,694	—	2,694	(7)	(2,621)	—	73

Total	22,942	—	22,942		(19,422)	(588)	2,932

Liabilities (1) :
Derivatives	8,252	—	8,252	(5)	(6,033)	(933)	1,286
Payables under repurchase agreements	18,607	—	18,607	(6)	(17,979)	—	628
Payables under securities lending transactions	1,208	—	1,208	(7)	(953)	—	255

Total	28,067	—	28,067		(24,965)	(933)	2,169

September 30, 2021
Assets (1) :
Derivatives	6,565	—	6,565	(5)	(4,611)	(557)	1,397
Receivables under resale agreements	16,933	—	16,933	(6)	(15,890)	—	1,043
Receivables under securities borrowing transactions	2,408	—	2,408	(7)	(2,355)	—	53

Total	25,906	—	25,906		(22,856)	(557)	2,493

Liabilities (1) :
Derivatives	6,157	—	6,157	(5)	(4,348)	(748)	1,061
Payables under repurchase agreements	22,278	—	22,278	(6)	(21,471)	—	807
Payables under securities lending transactions	1,441	—	1,441	(7)	(1,221)	—	220

Total	29,876	—	29,876		(27,040)	(748)	2,088

Notes:
(1)
Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off
or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter
(“OTC”) and
OTC-cleared
derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

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8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥8,168 billion and ¥7,652 billion, respectively, at March 31, 2021, and ¥6,256 billion and ¥5,808 billion, respectively, at September 30, 2021.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥10,551 billion and ¥18,321 billion, respectively, at March 31, 2021, and ¥15,957 billion and ¥21,817 billion, respectively, at September 30, 2021.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥2,694 billion and ¥958 billion, respectively, at March 31, 2021, and ¥2,408 billion and ¥1,229 billion, respectively, at September 30, 2021.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2021 and September 30, 2021:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
March 31, 2021
Repurchase agreements	9,459	3,586	4,315	1,247	18,607
Securities lending transactions	943	15	—	250	1,208

Total	10,402	3,601	4,315	1,497	19,815

September 30, 2021
Repurchase agreements	14,303	3,151	3,082	1,742	22,278
Securities lending transactions	1,093	136	12	200	1,441

Total	15,396	3,287	3,094	1,942	23,719

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2021 and September 30, 2021:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)
March 31, 2021
Japanese government bonds and Japanese local government bonds	1,787	352
Foreign government bonds and foreign agency mortgage-backed securities	15,917	131
Commercial paper and corporate bonds	284	57
Equity securities	544	654
Other	75	14

Total	18,607	1,208

September 30, 2021
Japanese government bonds and Japanese local government bonds	2,767	234
Foreign government bonds and foreign agency mortgage-backed securities	18,339	153
Commercial paper and corporate bonds	264	52
Equity securities	838	989
Other	70	13

Total	22,278	1,441

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.
The amounts or composition of assets pledged as collateral for borrowings and for other purposes have not changed significantly since March 31, 2021. See Note 8 “Pledged assets and collateral” to the consolidated financial statements in the MHFG Group’s annual report on Form
20-F
for the year ended March 31, 2021 for additional information.
20. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company, the Corporate & Institutional Company, the Global Corporate Company, the Global Markets Company, and the Asset Management Company. These customer segments are regarded as operating segments and constitute reportable segments.
The services that each
in-house
company is in charge of are as follows.
Retail & Business Banking Company
This company provides financial services for individual customers, small and medium-sized
enterprises and middle market firms in Japan.
Corporate & Institutional Company
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
Global Corporate Company
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese
corporate customers.
Global Markets Company
This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.
Asset Management Company
This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.

F-7
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.

	MHFG (Consolidated)
Six months ended September 30, 2020 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	314.2	226.6	226.0	293.0	23.8	9.7	1,093.3
General and administrative expenses (3)	313.5	104.0	125.2	105.3	15.7	15.6	679.3
Equity in earnings (losses) of equity method investees—net	3.5	2.4	5.9	—	0.4	(0.7)	11.5
Amortization of goodwill and others	1.1	0.1	0.2	0.4	3.8	0.5	6.1

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	3.1	124.9	106.5	187.3	4.7	(7.1)	419.4

Fixed assets (5)	516.2	195.7	162.8	95.6	—	751.0	1,721.3

	MHFG (Consolidated)
Six months ended September 30, 2021 (1)	Retail & Business Banking Company	Corporate & Institutional Company	Global Corporate Company	Global Markets Company	Asset Management Company	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	345.9	230.1	250.0	253.7	29.0	21.9	1,130.6
General and administrative expenses (3)	311.3	99.3	126.2	107.5	16.2	20.4	680.9
Equity in earnings (losses) of equity method investees—net	5.5	2.3	7.4	—	0.8	0.5	16.5
Amortization of goodwill and others	1.1	—	0.2	0.4	3.6	0.5	5.8

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	39.0	133.1	131.0	145.8	10.0	1.5	460.4

Fixed assets (5)	538.6	182.5	166.7	96.3	—	738.2	1,722.3

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

F-7
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated
basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2020 and 2021, net gains (losses) related to ETFs and others amounted to ¥(19.0) billion and ¥21.8 billion, respectively, of which ¥(20.4) billion and ¥22.9 billion are included in “Global Markets Company,” respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

F-7
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2020 and 2021 presented above to income before income tax expense shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2020 and 2021 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2020	2021

	(in billions of yen)
Net business profits (losses) + Net gains (losses) related to ETFs and others	419.4	460.4

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	4.1	19.2
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(84.8)	(59.9)
Gains on reversal of reserves for possible losses on loans, and others	3.6	10.2
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	(50.5)	(6.9)
Net extraordinary gains (losses)	65.8	47.3
Others	(24.2)	(23.7)

Income before income tax expense under Japanese GAAP	333.4	446.6
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	(12.9)	(47.9)
Investments	285.4	13.8
Loans	(10.8)	2.2
Allowances for credit losses	35.8	5.0
Premises and equipment	(37.1)	(34.9)
Land revaluation	2.7	1.6
Business combinations	(4.3)	3.4
Pension liabilities	(84.5)	(63.9)
Consolidation of variable interest entities	36.6	51.1
Foreign currency translation	(0.2)	2.4
Others	3.7	3.8

Income before income tax expense under U.S. GAAP	547.8	383.2

F-7
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	As of September 30,
	2020	2021

	(in billions of yen)
Fixed assets	1,721.3	1,722.3

U.S. GAAP adjustments (Note)	818.4	763.6

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,539.7	2,485.9

Note:
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
Results of Review of Interim Financial Statements
We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month
periods ended September 30, 2021 and 2020, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2021, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated July 2, 2021, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2021, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 27, 2021

Exhibit 15
December 27, 2021
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
We are aware of the incorporation by reference in the Registration Statement (Form
F-3
No. 333-233354)
of Mizuho Financial Group, Inc. of our report dated December 27, 2021 relating to the unaudited consolidated interim financial statements of Mizuho Financial Group, Inc. as of September 30, 2021 and for the
six-month
periods ended September 30, 2021 and 2020 that are included in its Form
6-K
dated December 27, 2021.
Under Rule 436(c) of the Securities Act 1933 (the “Act”), our review report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan